FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Telecommunications

Public Limited Company

Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2010

MAGYAR TELEKOM NYRT.

ANNUAL REPORT

31 DECEMBER 2010

INDEPENDENT AUDITOR’S REPORT (Free translation)	PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. 1077 Budapest Wesselényi u. 16. 1438 Budapest, Pf. 517 Telefon: (36-1) 461-9100 Fax: (36-1) 461-9101 www.pwc.com/hu

To the Shareholders of Magyar Telekom Nyrt.

Report on the financial statements

We have audited the accompanying financial statements of Magyar Telekom Nyrt. (“the Company”) which comprise the balance sheet as of 31 December 2010 (in which the balance sheet total is HUF 921.747 million, the profit per balance sheet is HUF 12.812 million), the related profit and loss account for the year then ended, and the notes to the financial statements including a summary of the significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the provision of the Accounting Act and accounting principles generally accepted in Hungary and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Hungarian Standards on Auditing and with applicable laws and regulations in force in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the accounting records and supporting documentation underlying the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position Magyar Telekom Nyrt. as of 31 December 2010, and of the results of its operations for the year then ended.

Other reporting requirements regarding the business report

We have examined the accompanying business report of Magyar Telekom Nyrt. (“the Company”) for the financial year of 2010.

Management is responsible for the preparation and fair presentation of the business report in accordance with the provision of the Accounting Act and accounting principles generally accepted in Hungary. Our responsibility is to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the financial statements. Our work in respect of the business report was limited to checking it in within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company. In our opinion the 2010 business report is consistent with the disclosures in the financial statements as of 31 December 2010.

Budapest, April 12, 2011

Manfred Krawietz	Hegedűsné Szűcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Translation note:

Our report has been prepared in Hungarian and in English. In all matters of interpretation of information, views or opinions, the Hungarian version of our report takes precedence over the English version. The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Hungary.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

BALANCE SHEET AND PROFIT AND LOSS STATEMENT

TO THE 2010 ANNUAL REPORT

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2010

(All amounts in millions of HUF)

ASSETS

	Note	December 31, 2009	Self-revision	December 31, 2010

A. FIXED ASSETS AND FINANCIAL INVESTMENTS		835,103	-531	817,906

I. Intangible assets	5	201,746	-35	191,655
Capitalised costs of foundation and restructuring		0	0	0
Capitalised costs of research and development		0	0	0
Rights		57,982	-37	55,838
Intellectual property		4,044	2	4,566
Goodwill		139,720	0	131,251
Advance payments on intangible assets		0	0	0

II. Tangible assets	6	440,377	-496	434,931
Land and buildings and related rights		242,792	1,818	241,419
- Land		2,338	52	2,756
- Buildings		65,175	223	64,453
- Telecommunication network		164,343	1,521	163,828
- Other properties		9,897	0	9,437
- Real estate related rights		1,039	22	945
Technical equipment, machinery and vehicles		160,917	3,230	149,469
- Telecommunication equipment and machinery		159,141	3,206	147,502
- Other technical equipment, machinery and vehicles		1,776	24	1,967
Other equipment and vehicles		13,243	1,066	9,981
Construction-in-progress		23,418	-6,610	33,991
Advance payments on construction-in-progress		7	0	71

III. Financial investments		192,980	0	191,320
Non current investments in related parties	7	174,974	0	179,244
Non current loans granted to related parties	8	13,147	0	8,250
Other investments		0	0	0
Other non current loans granted	9	4,859	0	3,826
Non current bonds and other securities		0	0	0

B. CURRENT ASSETS		100,098	-171	73,584

I. Inventories	10	6,912	-109	7,019
Raw materials		1,072	-1	826
Work in progress and semi-finished products		212	-104	149
Finished products		0	0	0
Goods resale		5,628	-4	6,044
Advance payments on inventories		0	0	0

II. Receivables		81,827	-62	60,585
Accounts receivable	11	39,664	6	36,632
Receivables from subsidiaries	12	6,893	21	14,735
Bills receivable		0	0	0
Receivables from other related companies	13	29,500	0	0
Other receivables	14	5,770	-89	9,218

III. Securities	15	1,179	0	307
Investments in related parties		0	0	0
Other investments		0	0	0
Treasury stock, quotas		1,179	0	307
Marketable securities		0	0	0

IV. Liquid assets		10,180	0	5,673
Cash and cheques		106	0	96
Bank deposits		10,074	0	5,577

C. PREPAYMENTS	16	33,211	-76	30,257

Accrued income		31,098	-76	28,725
Prepayments for costs and expenses		2,113	0	1,532
Deferred expenses		0	0	0

TOTAL ASSETS		968,412	-778	921,747

Budapest, April 12, 2011

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2010

(All amounts in millions of HUF)

LIABILITIES AND SHAREHOLDER'S EQUITY

		Note	December 31, 2009	Self-revision	December 31, 2010

D. SHAREHOLDER’S EQUITY		17	355,002	-605	367,209

I.	Common stock		104,274	0	104,274
	- of this treasury stock at par value		150	0	100
II.	Unpaid share capital (-)		0	0	0
III.	Capital reserves		58,952	0	58,952
IV.	Retained earnings		189,097	0	188,864
V.	Restricted reserves		2,679	0	2,307
VI.	Valuation reserves		0	0	0
VII.	Net income		0	-605	12,812

E. PROVISIONS		18	19,495	-3	18,700

	Provision for expected obligations		18,972	-3	18,700
	Provision for expected expenses		447	0	0
	Other provisions		76	0	0

F. LIABILITIES			545,646	223	488,054

I.	Subordinated liabilities		0	0	0

II.	Non current liabilities		291,056	6	236,094
	Non current borrowings		0	0	0
	Convertible bonds		0	0	0
	Debt from issuance of bonds		121	0	121
	Investment and development loans		0	0	0
	Other non current loans	19	23,120	0	6,181
	Non current liabilities to related parties		0	0	0
	Non current liabilities to other related parties	20	267,017	0	228,817
	Other non current liabilities		798	6	975

III.	Liabilities		254,590	217	251,960
	Current borrowings		70	0	70
	- of this convertible bonds		0	0	0
	Current loans	21	32,809	0	43,068
	Advances received		311	24	310
	Accounts payable		29,534	-52	26,999
	Bills of exchange payable		0	0	0
	Current liabilities to related parties	22	43,314	0	46,451
	Current liabilities to other related parties	23	59,799	0	68,486
	Other current liabilities	24	88,753	245	66,576
	- of this dividends payable		77,052	0	52,117

G. ACCRUED EXPENSES		25	48,269	-393	47,784

	Deferred income		4,821	0	4,521
	Accrued expenses		43,151	-393	43,027
	Other deferred revenue		297	0	236

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY			968,412	-778	921,747

	Budapest, April 12, 2011

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

INCOME STATEMENT  FOR THE PERIOD ENDED 31 DECEMBER, 2010

(All amounts in millions of HUF)

				Note	2009	Self-revision	2010

		1.	Domestic sales	26	456,437	-233	442,832
		2.	Export sales	27	18,832	107	15,913
	I.	Sales revenues			475,269	-126	458,745

		3.	Change in self-manufactured inventories		63	-104	41
		4.	Capitalised value of self-manufactured assets		21,417	-33	18,498
	II.	Own work capitalized			21,480	-137	18,539

	III.	Other revenues		28	24,633	14	19,450
			of which: reversal of impairment		0	0	0

		5.	Costs of raw material		27,664	-119	24,736
		6.	Costs of services	30	96,628	-368	87,435
		7.	Costs of other services		13,994	0	14,400
		8.	Cost of goods sold		34,126	25	33,703
		9.	Costs of services sold (intermediated)	31	73,595	20	70,865
	IV.	Material-type expenses			246,007	-442	231,139

		10.	Salaries and wages	32	47,276	-8	44,128
		11.	Other payroll related costs	32	13,408	133	11,522
		12.	Payroll related contributions		17,753	36	14,124
	V.	Payroll and related expenses			78,437	161	69,774

	VI.	Depreciation			82,132	390	82,647

	VII.	Other expenses		34	40,573	203	60,700
			of which: impairment		11,120	114	12,170

A.	PROFIT FROM OPERATING ACTIVITIES				74,233	-561	52,474

		13.	Dividends and profit sharing (received or due)		31,409	0	39,099
			of which: received from related parties		31,409	0	39,099
		14.	Foreign exchange gains on sale of investments		0	0	56
			of which: received from related parties		0	0	0
		15.	Interest income and gains on financial investments		1,352	0	692
			of which: received from related parties		1,352	0	692
		16.	Other interest income received		3,565	0	969
			of which: received from related parties		1,940	0	780
		17.	Other revenues from financial activities		6,898	0	6,116
	VIII.	Revenues from financial transactions			43,224	0	46,932

		18.	Loss on the sale of financial investments		0	11	0
			of which: related to related parties		0	0	0
		19.	Interest expense		33,980	-1	23,057
			of which: related to related parties		966	0	883
			related to other related party		28,801	0	19,151
		20.	Impairment of investments, securities and bank deposits		476	-11	2,397
		21.	Other expenses refinancial activities		4,199	-1	7,607
	IX.	Expenses from financial transactions			38,655	-2	33,061

B.	FINANCIAL RESULTS			35	4,569	2	13,871

C.	PROFIT FROM ORDINARY ACTIVITIES				78,802	-559	66,345

	X.	Extraordinary revenues		36	1,933	1	740
	XI.	Extraordinary expenses		37	4,320	-17	1,915

D.	PROFIT FROM EXTRAORDINARY ACTIVITIES				-2,387	18	-1,175

E.	PROFIT BEFORE TAXES				76,415	-541	65,170

	XII.	Corporate income tax		39	2,188	64	241

F.	NET INCOME				74,227	-605	64,929

		22.	Use of retained earnings for dividends		2,825	0	0
		23.	Dividend paid (approved)	40	77,052	0	52,117

G.	BALANCE SHEET NET INCOME				0	-605	12,812

			Budapest, April 12, 2011

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

NOTES

TO THE 2010 ANNUAL REPORT

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

0.              Note Added For Translation

This annual report for December 31, 2010 is the English translation of the annual report issued in Hungarian language and prepared in accordance with Act C/2000 on accounting and with generally accepted accounting principles in Hungary.

These principles may be different from International Financial Reporting Standards or accounting principles of any other country. No adjustments have been made to conform the annual report with any accounting principles other than Hungarian.

The auditors’ report is a translation of the auditors’ report issued in Hungarian language on the Hungarian annual report as outlined above.

In the event of any discrepancy, whether in the auditors’ report or in the annual report, the Hungarian original version prevails.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

1.         Background and General Information

Official name of the Company: Magyar Telekom Telecommunications Public Limited Company

Short name of the Company: Magyar Telekom Plc.

Headquarter of the Company: 1013 Budapest, Krisztina krt. 55.

The Company’s main activity is telecommunication.

The Hungarian Telecommunications Company, the legal predecessor of Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom Plc.” or the “Company”) was founded by the Ministry of Transport, Communications and Construction on January 1, 1990. The Company was transformed by the Board of directors of State Asset Holding Ltd. into a wholly owned company limited by shares as of December 31, 1991.

The Company was privatized on December 22, 1993, when the MagyarCom consortium acquired a 30.1 per cent stake in the Company. At the second stage of the privatization, which took place in December 1995, MagyarCom became the majority owner.

On November 14, 1997 the Company was the first in the Central-Eastern European region to be listed on both the Budapest and the New York Stock Exchanges.

In June 1999, the State Privatization and Holding Company sold its remaining stake (5.75 per cent) through a secondary offering. After this transaction, the proportion of publicly traded shares increased to 40.47 per cent. Share of MagyarCom Holding GmbH (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) in the Company decreased to 59.53 per cent.

In 2000, the Company increased its common stock through issuing new shares in the amount of HUF 63 million, which were held mainly within the Magyar Telekom Group. As a result of this transaction, the proportion of publicly traded shares increased to 40.51 per cent and MagyarCom’s ownership changed to 59.49 per cent.

In 2002, the Company carried out an additional increase in common stock in the amount of HUF 490 million, which shares were repurchased. As a result of this transaction, the proportion of publicly traded shares changed to 40.32 per cent, the proportion of repurchased treasury stock to 0.47 per cent and MagyarCom’s ownership decreased to 59.21 per cent. MagyarCom is 100 per cent owned by Deutsche Telekom A.G.

The Extraordinary General Meeting of the Company held on February 22, 2005 approved the decision of the Board of Directors to change the official name of Magyar Telecommunications Company Ltd. into Magyar Telekom Telecommunications Company Ltd., with short name of Magyar Telekom Rt. The change was registered by the Court of Registry on May 6, 2005.

On February 28, 2006 the name of Magyar Telekom Telecommunications Company Ltd. changed to Magyar Telekom Telecommunications Public Limited Company, with short name of Magyar Telekom Plc. (“Magyar Telekom Plc.” or the “Company”). The change was registered by the Court of Registry on February 28, 2006.

Persons authorised to sign the annual report:

Christopher Mattheisen - Chairman and Chief Executive Officer, Board  Director (residence: Budapest)

Thilo Kusch - Chief Financial Officer and Board member (residence: Budapest)

The Company’s bookkeeping services were provided by EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (its register number is 01-09-737269, its taxation number is 13477541-2-42) until December 31, 2010, then this bookkeeping services has been insourced into Magyar Telekom Plc. from January 1, 2011.

The accounting services provided by EurAccount Kft. are supervised by Beáta Bálintné Pál (certificate number: 132224. Area of speciality: entrepreneurial activity. State: registered. Residence: Budapest).

The Company is subject to compulsory audit. The Company’s auditor is PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (its register number is 01-09-063022, its taxation number is 10256121-2-44). The natural person auditor personally responsible for the audit activities is Márta Hegedűsné Szűcs (certificate number: 006838, legal status: full-time).

Magyar Telekom Plc.’s corporate website: www. telekom.hu

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The Company has started its electricity and natural gas retail activities in 2010.  The natural gas services are available for public consumers since June 1, 2010, the electricity services since July 1, 2010. The sale for business counterparties has started on July 1, 2010 after the date on which the commercial licences and business regulations approved by Hungarian Energy Office entered into force.

The purpose of Magyar Telekom Plc.’s participation in the energy market is providing a more integrated domestic services in case of public customers and office services in case of business counterparties for its existing customers.

Magyar Telekom Plc. worked out the rules for accounting separation based on the Act LXXXVI of 2007 on electricity and on the Act XL of 2003 on natural gas supply and these rules are recorded in the accounting policies. The Company prepared the balance sheet and income statement related to electricity and natural gas supply which is disclosed in Appendix 1.

Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company’s Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company’s Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

As prerviously disclosed, the Company, through its external legal counsel,  is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.  Consequently, the Company has not made any provisions in its financial statements as of December 31, 2010 with respect to the investigations.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

2.         Effect of merger in 2009 on the comparability of figures

T-Kábel Magyarország Kft. and Dél-Vonal Kft. merged into Magyar Telekom Plc. with effect from September 30, 2009. Magyar Telekom Plc. managed the takeover of assets and liabilities (including provisions, accruals and deferred incomes and expenses as well) and the resulting shareholders’ equity being the difference, with continuous bookkeeping. Due to the merger the Magyar Telekom Plc.’s income statement as of 2009 contains the revenues and expenses of the activities taken over for the period started October 1, 2009 ended on December 31, 2009, while its income statement as of 2010 contains these data for the whole financial year.

3.         Accounting policies

The accounting policies of Magyar Telekom Plc. include basic accounting principles, measurement methods and procedures as well as methods and tools used for enforcing the provisions of the Hungarian Accounting Regulations.

Magyar Telekom Plc. maintains its records both in accordance with the Hungarian Accounting Regulations (HAR) and International Financial Reporting Standards (IFRS). The differences between the two reports are solely due to differences in the respective accounting principles.

The closing day of the Company’s business year is December 31. In 2010 the balance sheet preparation date is the first working day of the following year.

Magyar Telekom Plc. uses version “A” of the balance sheet and version “A” of the income statement (total cost method) when preparing its annual report in accordance with the Hungarian Accounting Regulations. Amounts in the annual report are stated in HUF millions. The currency of accounting is the Hungarian Forint (HUF).

The Hungarian Act on Accounting allows for certain captions in the balance sheet to be broken-down or omitted, what is adopted by the Company both in case of the balance sheet and the income statement.

From 2010, Magyar Telekom Plc.’s activity expanded with providing electricity and natural gas services based on individual authorization. Connected to this activity the Company performs an accounting separation under which discloses its balance sheet and income statement related to electricity and natural gas services separately as part of the Notes.

Since January 1, 2005 the Company has complied with its obligation to prepare consolidated annual report in such a way that it prepares its consolidated annual report in accordance with the International Financial Reporting Standards.

Deutsche Telekom Group’s consolidated annual report prepared by Deutsche Telekom AG (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) includes Magyar Telekom Plc. as a subsidiary of Deutsche Telekom AG.

Definition of the accounting principles, guidelines and methods

Classification of accounting matters:

Magyar Telekom Plc. applies the materiality and significance guidelines for limits set forth in the Hungarian Accounting Regulations in preparing its annual report.

Material error

An error revealed must be treated as a material error in every case it results in at least 20 per cent change in prior year’s shareholder’s equity.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Significant error

Items must be considered as significant in every case if in the year when discovered by audit, the aggregate amount of all errors (whether negative or positive) for the same year and the aftereffects thereof - increasing or decreasing the equity - exceeds 2 per cent of the balance sheet total of the year audited, or 500 million HUF, if such 2 per cent of the balance sheet total exceeds 500 million HUF.

If the Company reveals a significant error through self-revision, then modifications relating to prior years are presented next to the prior years’ figures for each balance sheet and income statement item.

The Company has set up regulations for valuation of assets and liabilities, scrapping, cost calculation, stocktaking, cash management, and system of documentation as required by the Hungarian Accounting Regulations.

Until further decision, the Company does not use the allowed alternative treatment in the Hungarian Accounting Regulations for the valuation of fixed assets as market value and valuation of certain financial instruments as fair value.

The Company qualifies every unrealized foreign exchange rate difference resulting from foreign exchange translation as significant, therefore all unrealized foreign exchange gains and losses are recorded in the subledger as well as in the general ledger.

Basic principles connected to the accounting separation related to energy supply

The settlement of energy activities (electricity and natural gas services) was recorded on separate general ledger accounts or if there is no a subledger for electricity and natural gas energy separately then the items are divided based on the following principles:

• proportion of revenues from energy and other activities,

• proportion of expenditures from energy and other activities,

• proportion of fixed assets of energy and other activities,

• proportion of headcount of energy and other activities,

• proportion of direct margin on energy and other activities,

• proportion of direct margin on electricity and gas energy.

These separation principles apply uniformly to the general ledger accounts of balance sheet and income statement.

Valuation methods used for the preparation of the Balance Sheet

ASSETS

Recognition and measurement of non current assets

Intangible and tangible fixed assets

Magyar Telekom Plc. carries intangible and tangible fixed assets at historical cost less accumulated depreciation. Property, plant and equipment includes the capitalized value of improvements and refurbishment that extend the useful life of the asset, increase its capacity and/or modify its functionality.

Borrowing costs connected directly to loans taken for acquisition or production of the asset are capitalized.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Depreciation policy

In case of tangible fixed assets the depreciation is based on the gross value of the asset reduced by its residual value.

The method of depreciation: straight-line based on gross value using rates originated from useful lives.

Depreciation starts on the day when the asset was placed into operation and it is over when the useful life of the asset elapsed or the day the asset cancelled from the books for any reason. The Company recorded the depreciation monthly in proportion to the days of the given month.

The Company determines residual values for those groups of assets where the residual values are considered to be significant. Residual value is considered to be significant if the expected realizable value exceeds the expected scrap value when the asset is taken out of service. The Company determines residual value for buildings and vehicles. Residual value is not considered to be significant for intangible assets and other groups of the tangible fixed assets.

The Company applies residual values only for assets capitalized after January 1, 2001. No residual value is calculated for additional capitalization on assets purchased before January 1, 2001.

Applied residual value:

Buildings:       Determined individually based on the location of the building as well as the expected future useful life and usage of the building.

Vehicles:         passenger cars for personal use: 25 per cent of the acquisition cost passenger cars for business use: 30 per cent of the acquisition cost trucks under 3.5 tons: 30 per cent of the acquisition cost

trucks above 3.5 tons: 20 per cent of the acquisition cost

transport vehicles: 10 per cent of the acquisition cost.

Useful lives are determined based on generally accepted international telecommunication industry practices and development potentials. Magyar Telekom Plc. regularly reviews the useful lives of fixed assets and modifies them if necessary. The Company records the value of all tangible fixed assets below HUF 50,000 immediately as depreciation expense, except for those that are serving the operation of the telecom network directly; are part of the subscriber network; those installed telecom software operating solely on telecom hardware and in addition the categories of assets defined in the asset accounting module of SAP.

The Company records extraordinary depreciation in cases where the value of the assets permanently decreased due to the fact that it is no longer needed, spoiled or destroyed, or if the book value is permanently and significantly in excess of the market value. In the absence of other reliable estimates the market value of the asset is determined using expected discounted cashflow analysis.

In case the market value of the individual asset that has been impaired before significantly exceeds its carrying value, the Company records a reversal of extraordinary depreciation and classifies the related income as other revenue.

Capitalized value of foundation and restructuring

The Company does not capitalize foundation and restructuring costs.

Capitalized value of research and development

The Company does not capitalize research and development costs.

Goodwill

That part of the cost of an acquisition of a subsidiary with qualified majority (at least 75 per cent ownership) which is calculated as the difference between the fair value of the acquired assets less the assumed liabilities

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

(valued according to the Hungarian Act on Accounting) and the acquisition cost is recorded as goodwill if the acquisition cost is higher.

The Company does not record amortization on goodwill recognized after January 1, 2005 unless impairment is required. The Company applies the straight-line amortization method for goodwill recognized earlier.

Intellectual property

Since 2005 only those assets have been recorded as intellectual property which are in the ownership of the Company.

The useful life of intellectual property is generally 5 years.

Those intellectual properties where the Company has only the rights of use are recorded as Rights. Their useful life are those of intellectual property.

Own work capitalized

Direct costs incurred in the construction of property, plant and equipment manufactured by the Company are capitalized. The Company records materials provided to subcontractors at delivery as construction in progress.

Financial investments

Long term investments in subsidiaries are recorded at cost when established or at original purchase price less goodwill when acquired. At the end of the financial year, the Company’s investments are impaired if the market value of the equity investment is permanently and significantly lower than its book value. The impairment review is carried out on an individual basis.

Loans granted include loans to subsidiaries, associated companies and other companies as well as long term loans given to employees for housing purposes.

Recognition and measurement of current assets

Inventories

Goods are valued at cost using standard price method and raw materials using the weighted average cost formula. Inventories include materials and assets whose future usage can not be determined at the time of purchase (i.e. whether they will be used for an investment project or maintenance). Inventories also include advance payments on inventories and assets held for sale reclassified from tangible fixed assets.

Tangible fixed assets reclassified to inventories are valued on an individual basis. Besides these assets Magyar Telekom Plc. considers its inventories as low value items. Impairments of inventories purchased within a year are determined by a so-called Price Trend Report. If the current average price is higher by 20 per cent than the last month average price invoiced then the article has to be impaired to the average price of the last month.

Inventories purchased over a year ago are impaired in proportion to a percentage of their book value.

Measure of impairment on new materials:

•	inventories from 12 to 24 months	35 per cent impairment
•	inventories from 24 months	60 per cent impairment

Measure of impairment on used or repaired materials:

•	inventories from 6 to 12 months	5 per cent impairment
•	inventories from 12 to 24 months	50 per cent impairment
•	inventories from 24 months	100 per cent impairment

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Trade receivables and other receivables

The balance of trade receivables reflects invoiced amounts accepted by the customers and does not include any unrecoverable and unaccepted receivables.

Impairment of trade receivables is assessed on two levels. Trade receivables that are individually significant and the ones that are not individually significant are separated. Magyar Telekom Plc. decided to consider items above HUF 200 million to be individually significant for the purposes of assessing accounts receivables for impairment.

In case of items that are individually not significant it is also assessed individually whether objective evidence of impairment exists. These items have to be assessed individually and amount of impairment have to be calculated on them.

Magyar Telekom Plc. considers the following items to be included in this category:

•      receivables from domestic and international fixed line service providers

•      receivables from domestic and international mobile service providers (roaming, interconnect, interworking)

•      receivables under liquidation, bankruptcy proceedings

•      other (non trade) receivables

Based on the Section 55. (2) of Act C/2000 on accounting the amount of loss in value may also be established as a percentage of the amount of such receivables registered in the books (collective assessment of impairment). Magyar Telekom Plc. evaluates the telecommunications customers - concerning their high volume - with the method of collective assessment (ageing) and the impairment is set out in percentages.

The Company set up the impairment categories according to customer groups with similar credit risk exposure. In case of invoices with instalments the amount of impairment is based on due dates of each instalment.

The Company does not impair receivables from related parties and non current loans granted to related parties except in case an individual item having an objective evidence for impairment.

Accounts receivable and payable related to international telecommunications traffic are stated at gross value, even though the financial settlement of the balance is performed on a net basis.

Magyar Telekom Plc. measures its foreign currency receivables at year-end at the official exchange rate of the Hungarian National Bank (“MNB”) as of December 31.

Securities

Securities in current assets include the original cost of bonds, shares, other securities held for sale and the repurchase value of treasury stock.

LIABILITIES AND SHAREHOLDER’S EQUITY

Valuation reserve

Until further decision, Magyar Telekom Plc. does not apply the allowed alternative treatment in the Hungarian Accounting Regulations for the recognition of the valuation reserve.

Restricted reserve

Magyar Telekom Plc. records restricted amounts from capital reserves and retained earnings as restricted reserve. The repurchase value (acquisition cost) of the repurchased treasury stock is recorded in restricted reserve and the amount of development reserves according to the Corporate Tax Act.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

Provisions

Main items include:

•                  early retirement payment liabilities

•                  severance payment liabilities

•                  contingent liabilities and commitments

•                  environmental liabilities

•                  guarantee liabilities determined by law

•                  future demolition or recovery liabilities deriving from a contract

•                  provision related to valuation of derivatives

Valuation of items in foreign currencies

Receivables and liabilities denominated in foreign currencies are valued at the official exchange rate of MNB on December 31.

Derivatives

The Company records derivatives (forward F/X deals and swap deals) among off-balance sheet items as commitments or future receivables on transaction price.

The Company calculates the fair value of every derivatives as of the balance sheet date and discloses it in the Notes. In addition the Company creates provision for expected losses related to commitments from derivatives, represented by the negative fair value of the transactions.

Measurement principles applied in the preparation of the Income Statement

Based on the Section 74. (2) of Act C/2000 on accounting the exports sales revenue includes the value of sales and services supplied to non-resident customer regardless of the location of the services provided, except the customer is non-residential in the territory of Hungarian Republic and has not officially informed Magyar Telekom Plc. (e.g. non-resident customer - whose registered office, place of abode or permanent residence is situated abroad - buys phone sets in  the distribution network).

Revenues and expenses are recognized in line with the accrual concept of accounting. Non-realized exchange rate differences are recognized as follows:

•                  if the net balance of non-realized foreign exchange gain and loss is a gain, it is recorded as other revenue from financial transactions,

•                  if the net balance is a loss, it is recorded as other expenses from financial transactions.

The Company recognizes dividends approved by the General Meeting of the subsidiaries and associates in the year following the one they relate to. Interim dividends paid by the subsidiaries and associates are recorded as liability until final approval.

The fees paid by Magyar Telekom Plc. to carrier, mobile and international service providers for call termination are invoiced to the customers by Magyar Telekom Plc. Therefore the payments for calls initiated in Magyar Telekom Plc.’s network and terminated by carrier, mobile and international service providers as well as payments for leased lines (both domestic and international) are recorded and disclosed as intermediated services disclosed as costs of services sold.

Extraordinary items are disclosed in the Notes.

Revenues and expenses not directly related to the ordinary operations are disclosed as extraordinary items.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

OTHER

Magyar Telekom Plc. pays special attention to meeting environmental protection regulations in its activities. The necessary power supply batteries used in switches and power generators and used cell phones are stored and neutralized in accordance with the applicable environmental protection laws.

The Company did not incur penalty expenses due to environmental liabilities.

4.         Summary of the Company’s financial position and liquidity

The Company’s financial position and liquidity as of December 31, 2009 and 2010 are represented by the following financial ratios:

	2009	2010
Liquidity ratio (= current assets / current liabilities) (1)	0.39	0.29
Operating margin (= operating profit / (sales revenues + other revenues))	0.15	0.11
Operating return on assets (= operating profit / total assets)	0.08	0.06
Leverage ratio (= non current liabilities / (non current liabilities + shareholder’s equity)) (2)	0.45	0.39

(1) The decrease of liquidity ratio is due to the decrease of receivables from other related parties which is disclosed in the Note 13.

(2) The change is mainly due to the decrease in non current liabilities. The change of non current liabilities is disclosed in the Note 19 and 20.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

The following is the cashflow statement for the years ended on December 31, 2009 and 2010:

		2009	2010

I. Cash flows from operating activities (lines 1-14)		29,874	45,663

1. Profit before income tax (before dividend received)	(+/-)	43,724	25,531
2. Depreciation and amortization	(+)	82,659	83,037
3. Impairment losses charged and reversed	(+/-)	11,169	12,284
4. Change in provisions	(+/-)	-587	-795
5. Profit or loss on the sale of non current assets	(+/-)	-172	-236
6. Change in accounts payable	(+/-)	4,518	-4,013
7. Change in other current liabilities	(+/-)	2,429	-30,553
8. Change in accruals	(+/-)	-1,692	-485
9. Change in accounts receivable	(+/-)	-10,505	-7,538
10. Change in current assets (without accounts receivable and cash and cash equivalents)	(+/-)	-16,952	18,419
11. Change in prepayments	(+/-)	-3,998	2,955
12. Income tax paid	(-)	-1,900	444
13. Dividend paid/payable	(-)	-77,052	52,117
14. Other non cash items	(+/-)	-1,767	-1,270

II. Cash flows from investing activities (lines 15-17)		-68,524	-27,969

15. Acquisition of fixed assets and financial investments	(-)	-100,437	-67,748
16. Proceeds from sale of non current assets	(+)	504	680
17. Dividends and advanced dividends received	(+)	31,409	39,099

III. Cash flows from financing activities (lines 18-29)		12,202	-22,201

18. Proceeds from issue of shares	(+)	0	0
19. Proceeds from the issuance of bonds	(+)	0	0
20. Loans received	(+)	198,952	220,690
21. Redemption from non current loans granted and bank deposits	(+)	11,348	6,580
22. Non-repayable liquid assets received	(+)	0	0
23. Share capital decrease	(-)	0	0
24. Treasury stock repurchases	(-)	0	0
25. Repayment of bonds	(-)	0	0
26. Repayment of loans	(-)	-188,880	-248,304
27. Non current loans granted and bank deposits	(-)	-8,474	-1,344
28. Non-repayable donations given	(-)	-7	0
29. Change in liabilities to founders and other non current liabilities	(+/-)	-737	177

IV. Change in liquid assets (lines I. + II. + III.)	(+/-)	-26,448	-4,507

Cash at the beginning of the year		36,628	10,180
Cash at year-end		10,180	5,673

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

5.         Intangible fixed assets

The following table is a summary of intangible fixed asset movements between January 1, 2009 and December 31, 2010:

	Capitalized costs of R&D	Rights	Intellectual property	Goodwill	Total
GROSS BOOK VALUE
Opening balance as of January 1, 2009	0	154,605	13,240	219,720	387,565
Additions	0	12,192	634	1,585	14,411
Additions due to merger	0	2,952	796	100	3,848
Disposals	0	2,591	13	0	2,604
Reclassifications	0	510	-15	0	495
Balance as of December 31, 2009	0	167,668	14,642	221,405	403,715
Additions	0	14,347	1,285	1,660	17,292
Disposals	0	1,030	53	933	2,016
Reclassifications	0	120	-323	0	-203
Balance as of December 31, 2010	0	181,105	15,551	222,132	418,788

AMORTIZATION
Opening balance as of January 1, 2009	0	94,044	9,640	71,299	174,983
Charge for the year	0	16,212	562	10,130	26,904
Impairment	0	0	0	256	256
Additions due to merger	0	1,959	408	0	2,367
Disposals	0	2,528	12	0	2,540
Reclassifications	0	-1	0	0	-1
Balance as of December 31, 2009	0	109,686	10,598	81,685	201,969
Charge for the year	0	16,266	737	10,129	27,132
Impairment	0	0	0	0	0
Disposals	0	984	51	933	1,968
Reclassifications	0	299	-299	0	0
Balance as of December 31, 2010	0	125,267	10,985	90,881	227,133
NET BOOK VALUE as of December 31, 2009	0	57,982	4,044	139,720	201,746
NET BOOK VALUE as of December 31, 2010	0	55,838	4,566	131,251	191,655

Rights

The gross value of rights increased by HUF 14,347 million in the current year. Significant part of this increment was caused by capitalizations and additional capitalizations of IT systems software rights of use (HUF 3,769

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

million), other software rights of use (HUF 1,685 million), general-purpose software rights of use (HUF 1,016 million) and BSS billing system software rights of use (HUF 566 million).

The decrease is mainly due to the scrapping of general-purpose software rights of use (gross value is HUF 664 million, net value is HUF 43 million) and other software rights of use (gross value is HUF 288 million, net value is zero).

Intellectual properties

The increase is mainly due to the capitalization of other own software (HUF 851 million).

In 2010, the Company reviewed the useful lives of rights and intellectual properties similar to previous years and executed the changes in useful lives where the Company deemed it necessary. Due to the changes HUF 14 million less amortization was charged for 2010 on the assets concerned of the two categories.

Goodwill

In 2010, the Company purchased 100 per cent of the shares of Modultechnika Kft. In these transactions HUF 1,477 million goodwill were recognized.

Also in 2010, connected to the payment of the second purchase price instalment of KFKI Direkt Kft. and ISH Informatika Kft. further HUF 10 million and HUF 173 million goodwill were recognized, respectively. Goodwill recognized related to KFKI Direkt Kft. is shown on KFKI Zrt. in 2010 as a result of the merger

In 2010, the Company’s investment in Orbitel E.A.D. was sold to Spectrum Net A.D. Bulgaria so the related goodwill was also  cancelled from the books (the transferred gross value is HUF 933 million, net value is zero).

The goodwill disclosed on the Origo Zrt. line contains the goodwill on the purchases of Iwiw Szolgáltató Kft., M-Factory Kft. and Adnetwork Online Marketing Kft. because these companies merged into Origo Zrt.

During 2010, HUF 10,129 million amortization was charged on goodwill for those items which were recognized before January 1, 2005.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

The movements of goodwill in 2010 are summarized as follows:

Description	Net book value as of December 31, 2009	Goodwill recorded in 2010	Amortization charge in 2010	Net book value as of December 31, 2010
T-Mobile Magyarország Távközlési Rt.	109,108	0	-9,115	99,993
KFKI Zrt.	8,841	10	0	8,851
EMITEL Távközlési Zrt.	5,545	0	-589	4,956
Stonebridge A.D.	5,282	0	-391	4,891
Dataplex Kft.	4,793	0	0	4,793
Origo Zrt.	2,125	0	0	2,125
IQSYS Zrt.	1,132	0	0	1,132
IQSYS Zrt.(Integris Rendszerház Kft. -Rába Szolgáltatóház Kft.)	105	0	-34	71
Combridge S.R.L.	818	0	0	818
Novatel E.O.O.D.	447	0	0	447
Dél-Vonal Kft.	100	0	0	100
ISH Informatika Kft.	1,424	173	0	1,597
Modultechnika Kft.	0	1,477	0	1,477
Total	139,720	1,660	-10,129	131,251

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

6.         Tangible fixed assets

The following table is a summary of tangible fixed asset movements — without construction in progress and advance payments for construction in progress — between January 1, 2009 and December 31, 2010:

	Real estate and related rights	Technical equipment, machinery and vehicles	Other equipment and vehicles	Total
GROSS BOOK VALUE
Opening balance as of January 1, 2009	367,766	626,376	76,839	1,070,981
Additions	20,841	39,236	5,448	65,525
Additions due to merger	14,181	12,980	720	27,881
Disposals	1,154	13,333	2,822	17,309
Reclassifications	-780	341	-355	-794
Balance as of December 31, 2009	400,854	665,600	79,830	1,146,284
Additions	14,918	25,082	1,980	41,980
Disposals	2,082	26,561	4,603	33,246
Reclassifications	-698	1,683	-1,492	-507
Balance as of December 31, 2010	412,992	665,804	75,715	1,154,511

DEPRECIATION
Opening balance as of January 1, 2009	139,399	471,211	64,119	674,729
Charge for the year	13,457	36,963	4,888	55,308
Impairment	450	1	2	453
Additions due to merger	5,930	8,811	402	15,143
Disposals	826	12,541	2,573	15,940
Reclassifications	-348	238	-251	-361
Balance as of December 31, 2009	158,062	504,683	66,587	729,332
Charge for the year	15,195	36,074	4,431	55,700
Impairment	58	2	5	65
Disposals	1,478	25,390	4,319	31,187
Reclassifications	-264	966	-970	-268
Balance as of December 31, 2010	171,573	516,335	65,734	753,642
NET BOOK VALUE as of December 31, 2009	242,792	160,917	13,243	416,952
NET BOOK VALUE as of December 31, 2010	241,419	149,469	9,981	400,869

Further details are disclosed in Appendix 2.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

Real estate and related rights

Increase in real estate and related rights is HUF 14,918 million in gross value of which the most significant items are:

Buildings and other real estates increased by HUF 2,242 million in gross value (see Appendix 2) of which antenna towers built on land not owned by the Company is HUF 1,025 million and renovating/improving the long-life structured and welfare buildings is HUF 566 million.

Gross value of telecommunication networks increased by HUF 12,309 million (see Appendix 2) of which the significant items are:

• DVB-S (Digital Video Broadcasting-Satellite) infrastructure (HUF 2,569 million),

• copper wire overground telecom cables for local network (HUF 2,486 million)

• fiber optic telecom cables of local network pulled in ducts (HUF 1,960 million),

• copper wire telecom cables of local network pulled in ducts (HUF 1,217 million),

• ducts (HUF 1,114 million),

• fiber optic overground telecom cables for local network (HUF 1,066 million),

• inground copper wire telecom cables for local network (HUF 802 million).

The decrease in real estate and related rights is mainly due to scrapping and partial scrapping of which the significant items are:

• copper wire telecom cables of local network pulled in ducts (gross value is HUF 477 million, net value is HUF 130 million),

• copper wire overground telecom cables for local network (gross value is HUF 353 million, net value is HUF 142 million).

• construction works on rented buildings (gross value is HUF 189 million, net value is HUF 12 million),

• fiber optic cables of the backbone network pulled in ducts (gross value is HUF 130 million, net value is HUF 54 million).

HUF 58 million impairment was recorded of which the most significant item is the construction works on rented buildings (HUF 57 million).

The most significant item in reclassifications was the reclassification of long-life structured buildings held for sale to current assets (HUF 658 million in gross value, its amortization is HUF 216 million).

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

Technical equipment, machinery and vehicles

Increase is due the capitalization and extension of telecommunication equipment of HUF 25,082 million of which the significant items are:

• DVBS-STB (set top box) (HUF 3,497 million),

• CE routers and 3 play equipment (HUF 3,069 million),

• BTS-GSM (900-1800) radio communications equipment (HUF 1,605 million),

• Routers-Olimpia (HUF 1,098 million),

• WDM equipment (HUF 820 million),

• mobile center network control (HUF 803 million),

• UMTS access network control (HUF 800 million),

• routers (HUF 740 million),

• GSM access network control (HUF 700 million),

Decrease is mainly due to scrapping of obsolete assets amounted to HUF 26,561 million in gross value of which the significant items are:

• ADS combined telecommunications center (gross value is HUF 6,765 million, net value is zero),

• ADS subscriber telecommunications center (gross value is HUF 5,133 million, net value is zero),

• equipment of Voice Mail Service Center (gross value is HUF 4,282 million, net value is zero),

• voice mail service (gross value is HUF 1,431 million, net value is zero),

• ADS transit telecommunications centers (gross value is HUF 1,136 million, net value is zero),

• construction engineering equipment (gross value: HUF 696 million, net value is HUF 21 million).

Other equipment and vehicles

Other equipment and vehicles increased by HUF 1,980 million of which the significant items are: the capitalization of computer peripherals not serving the core activities (HUF 487 million), capitalization and extension of servers (HUF 354 million) and capitalization of IT systems hardware (HUF 327 million), furthermore the capitalization of furniture (HUF 163 million) and passenger cars (HUF 153 million).

The HUF 4,603 million decrease in gross value of other equipment and vehicles is due to the sale and scrapping of equipment of which the significant items are:

• sale of computer peripherals not serving the core activities (gross value is HUF 314 million, net value is HUF 32 million), passenger cars (gross value is HUF 220 million, net value is HUF 132 million),

• scrappings:

• IT systems hardware (mobile) (gross value is HUF 1,140 million, net value is HUF 0.8 million),

• servers (gross value is HUF 685 million, net value is HUF 0.5 million),

• computer peripherals not serving directly the core activities (gross value is HUF 457 million, net value is HUF 4 million),

• equipment with development and testing purposes (gross value: HUF 417 million, net value is HUF 1 million),

other equipment (gross value is HUF 221 million, net value is zero),

• internal purpose telecom equipment (gross value is HUF 198 million, net value is HUF 1 million).

In 2010, the Company reviewed the useful life of tangible assets similar to previous years and executed the changes in useful lives where the Company deemed it necessary. In consequence, HUF 1,735 million less depreciation was charged for 2010.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010
(All amounts in millions of HUF, unless otherwise indicated)

7.         Non current investments in related parties

As of December 31, 2009 and 2010, the Company’s non current investments are summarized as follows (further details on investments (ownership, voting rights, owners’ equity data) are disclosed in Appendix 3):

	Ownership direct (%)	Ownership indirect (%)	Net book value
	2010		2009	2010
Stonebridge A.D. (under liquidation)	100.00		94,764	97,743
Crnogorski Telekom A.D.	76.53		39,413	40,554
Pro-M Zrt.	100.00		8,200	8,200
Investel Zrt.	100.00		9,029	6,633
Origo Zrt. (previously T-Online Zrt.)	100.00		3,549	5,802
KFKI Zrt.	100.00		5,155	5,778
IQSYS Zrt.	100.00		1,375	2,875
ViDaNet Zrt.	67.50	22.50	2,836	2,836
Combridge S.R.L.	100.00		2,004	2,063
Dataplex Kft.	100.00		2,005	2,005
Telekom New Média Zrt.	100.00		1,745	1,745
ISH Informatika Kft	100.00		1,587	1,587
Novatel E.O.O.D.	100.00		677	697
EurAccount Kft.	99.00	1.00	446	446
Modultechnika Kft	100.00		0	127
HUNSAT Zrt. (under liquidation)	50.00		50	50
KIBU Innováció Kft. (X-Byte Kft.)	99.20	0.80	19	34
Telemacedonia A.D.	100.00		22	23
Tele-Data Kft.	50.98		20	20
Budakalász KTV Kft.	25.00		20	20
Mindentudás Egyeteme Tudományos Közhasznú Nonprofit Kft.	60.00		3	3
ISH Kereskedelmi Kft.	100.00		3	3
Novatel Ukraine L.L.C.	99.94	0.06	0	0
Orbitel E.A.D.	0		1,421	0
EPT Nyrt.	0		304	0
KFKI Direkt Kft.	0		264	0
M-Factory Zrt.	0		63	0

Total			174,974	179,244

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Significant changes of Non current investments in subsidiaries in 2009 and in 2010

In 2009 there were new acquisitions. Magyar Telekom Plc. purchased KFKI Direkt Kft. which increased the amount of investments by HUF 264 million. 100 per cent shares of ISH Informatika Kft. and ISH Kft. were also acquired. The two investments together increased the amount of investments by HUF 1,590 million.

In 2009, Magyar Telekom Plc. as a shareholder retired from IKO-Telekom Média Holding Zrt. and the investment was cancelled from the books. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The new investment increased the balance of non current investments by HUF 1,745 million.

In 2009, the book value of investment in Origo Zrt. increased by HUF 1,500 million due to capital increase.

In 2009, ViaBridge Ltd.’s liquidation procedure was closed and the investment was cancelled from the Company’s books.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2009 decided on the merger of T-Kábel Magyarország Kft. into Magyar Telekom Plc. The transformation was registered by the Court of Registry with effect from September 30, 2009. After the merger the Company cancelled the investment in T-Kábel Magyarország Kft. from its books.

After the merger Budakalász KTV Kft. - which was earlier an investment of T-Kábel Magyarország Kft. - was recorded in the books of Magyar Telekom Plc. with a book value of HUF 20 million.

In 2010, Magyar Telekom Plc. acquired the 100 per cent shares of Modultechnika Kft. resulting HUF 127 million increase in the book value of investments. (In these transactions HUF 1,477 million goodwill were recognized.)

In 2010, Magyar Telekom Plc. made a voluntary public take-over bid for the shares of Első Pesti Telefontársaság Nyrt. After the transaction has been settled Magyar Telekom Plc. became the 100 per cent owner of the company and its legal form changed to Private Company Limited by Shares.

In 2010 there were more transformations among the investments of Magyar Telekom Plc. The Board of Directors of EPT Zrt. and KFKI Zrt. has decided on the merger of the two companies with the result that EPT Zrt. merged into KFKI Zrt. After the transaction has been settled the book value of EPT Zrt. (HUF 325 million) was cancelled from Magyar Telekom Plc.’s books and at the same time the book value of KFKI Zrt. increased by HUF 398 million according to the final merger balance sheet.

Also based on the merger contract concluded with KFKI Zrt. in 2009 the KFK Direkt Kft. merged into KFKI Zrt. After the transaction has been settled KFKI Direkt Kft. was cancelled from Magyar Telekom Plc.’s books (HUF 264 million). This transaction increased the book value of KFKI Zrt. by HUF 225 million.

In case of Origo Zrt. and M-Factory Zrt. a further transformation took place with the result that M-Factory Zrt. merged into Origo Zrt. subsequent to the merger contract of the two companies. After the merger the M-Factory Zrt. was cancelled from Magyar Telekom Plc.’s investments (HUF 63 million) and the book value of Origo Zrt. increased by HUF 53 million according to the final merger balance sheet.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

In 2010, the Company sold its exclusively owned subsidiary, Orbitel E.A.D., as a result of this transaction HUF 1,421 million net book value was cancelled from Magyar Telekom Plc.’s books.

In 2010, subscribed capitals increased by issuing new shares at Origo Zrt. (on nominal value of HUF 220 thousand with issue value of HUF 2,200 million) and at IQSYS Zrt. (on nominal value of HUF 1.5 million with issue value of HUF 1,500 million). The difference between nominal value and issue value was recorded in the companies’ capital reserves. KIBU Kft.’s capital was increased by HUF 15 million. As a result of these transactions the Company’s investments increased by HUF 3,715 million.

HUF 4,199 million was recorded as foreign exchange difference on foreign investments at the balance sheet date. This amount increased the book value of non current investments.

In 2010, impairment recorded on investments decreased the book value of non current investments by HUF 2,407 million. The most significant item (HUF 2,395 million) was recorded on Investel Zrt.’s investment. Impairments on investments are detailed in Appendix 4.

Expected changes of Non current investments in 2011

Magyar Telekom Plc. has received the approval of Hungarian Competition Authority to purchase 100 per cent of Daten-Kontor group (DK). The DK group members are the following companies: Daten-Kontor Kft., DK Telekom Zrt. and DK Consulting Zrt. The group’s activities include development, installation and operation of IT applications. The purchase price stated in sales contract is HUF 1.400 million maximum but it depends on the financial results of the following two business years and to be corrected with the net debt at closing. The transaction expected to be closed at the end of February 2011. Before that date the three companies which at the moment operate on a stand alone basis shall be merged into one legal unit as well as other contractual conditions have to be fulfilled.

Through this acquisition Magyar Telekom Plc. wants to further strengthen its position on the market of IT services.

Short descriptions of companies in which Magyar Telekom Plc. has significant shares:

Stonebridge Communications A.D. (Stonebridge A.D.)

In December 2000, Magyar Telekom Plc., on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of Makedonski Telekom on its privatization. The 51 percent ownership acquired by Magyar Telekom Plc. was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge A.D., which is a holding company residing in Skopje. Magyar Telekom Plc.’s has 100 per cent share in Stonebridge A.D. since 2004.

Crnogorski Telekom A.D.

In 2004, the Montenegrin Privatization Agency issued a tender for the sale of a 51.12 per cent stake in the Montenegrin Telecommunications Company (TCG). Magyar Telekom Plc. won the tender.

Crnogorski Telekom A.D. is the leading telecommunication service provider of Montenegro. The share purchase agreement was signed on March 15, 2005 in the amount of EUR 114 million.

In 2005, Magyar Telekom Plc. acquired a further 25.41 per cent share for EUR 27 million based on an agreement with minority shareholders.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Investel Magyar Távközlési Befektetési Zrt. (Investel Zrt.)

Investel Zrt. was established in 1991 with the majority ownership of Magyar Telekom Plc. In 2007 EGERTEL Zrt. merged into Investel Zrt.

Currently it performs proprietorial and trustee tasks in certain subsidiaries of Magyar Telekom Plc.

Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.)

Magyar Telekom Plc. took a decision in 2005 to establish Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.) and it was registered at Court of Registry in 2006. The company was established to design, implement and install a wireless network (EDR) using TETRA technology and provides this service for exclusively to certain organizations (e.g. police, ambulance, etc.). The EDR agreement with the Prime Minister’s Office is for a period of ten years.

KFKI Rendszerintegrációs Zrt.

In 2006 Magyar Telekom Plc. purchased the 100 per cent ownership in KFKI (KFKI-LNX) Zrt. The company had further two subsidiaries: ICON Zrt. and IQSYS Zrt. All three were significant in Hungary’s IT service sector.  BCN Rendszerház Kft. and ICON Zrt. merged into the company with effect of December 31, 2007. In 2008 KFKI Zrt. sold its investment in IQSYS Zrt. to Magyar Telekom Plc.

In 2010, based on the merger contracts, KFKI Direkt Kft. and then EPT Zrt. merged into KFKI Zrt.

ViDaNet Kábeltelevíziós Szolgáltató Zrt. (ViDaNet Zrt.)

ViDaNet Zrt. was established in 2003 by the merger of several companies for providing cable television services. Magyar Telekom Plc.’s direct and indirect ownership in total is 90 per cent and has 49 per cent voting right in the company.

Origo Média és Kommunikációs Szolgáltató Zrt. (Origo Zrt.) - previously T-Online Magyarország Internet Szolgáltató Zrt.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2007 decided on the merger of the access business line of T-Online Magyarország Zrt. into Magyar Telekom Plc.

The internet and content providing business line of T-Online Magyarország Zrt. continues its activities under the name of Origo Média és Kommunikációs Szolgáltató Zrt. In 2010, M-Factory Zrt. merged into the company based on the merger contract with M-Factory Zrt.

Dataplex Infokommunikációs Infrastruktúra Szolgáltató és Ingatlanhasznosító Kft. (Dataplex Kft.)

On December 12, 2005, Magyar Telekom Plc. signed an agreement on purchasing the 100 per cent ownership of Dataplex Kft. The company is a major player in Hungary’s IT service sector.

After the approval of the Hungarian Competition Authority the Court of Registry registered the transaction on April 20, 2006.

Combridge S.R.L.

The company is an alternative telecommunication service provider of Romania. Its main activities are: international and domestic leased line connection, international internet access, international IPVPN services, roaming services and international VoIP call termination. In 2007, Magyar Telekom Plc. purchased the share of Combridge S.R.L from ViaBridge Ltd.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Orbitel E.A.D.

The company is an alternative telecommunication service provider of Bulgaria and purchased by Magyar Telekom Plc. through ViaBridge Ltd. in 2006. Its main activities are: voice service, providing connection between sites, leased line and IPVPN services and system (network) integration. In 2007, Magyar Telekom Plc. purchased the share of Orbitel E.A.D. from ViaBridge Ltd. In 2009 Magyar Telekom Plc. notified the Bulgarian Competition Authority about the intention to sell its investment in the company. The Authority approved the transaction in January, 2010 and so the contract of sale on the investment successfully concluded on January 28, 2010. The company was cancelled from Magyar Telekom Plc.’s books.

IQSYS Informatikai Zrt. (IQSYS Zrt.)

IQSYS Zrt. was established in 1990. The company’s main activities are: releasing software, wholesale of computers and software, reproduction of computer storage media, data processing and repair of office computers.

In 2007 Magyar Telekom Plc. purchased 0.3 per cent direct ownership in the amount of HUF 15 million. T-Systems Hungary Kft. and Integris Rendszerház Kft. merged into IQSYS Zrt. with effect from December 31, 2007. In 2008 the Magyar Telekom Plc. purchased further shares and acquired 100 per cent ownership in the company.

Novatel E.O.O.D.

The company was established in 2004 with headquarters in Bulgaria. The company’s main activities are: international and domestic leased line connection, international internet access and IPVPN services, roaming services, infocommunication business solutions and international call termination. The company was owned by ViaBridge Ltd. until Magyar Telekom Plc. purchased it in 2007.

EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (EurAccount Kft.)

EurAccount Kft. was established on March 1, 2005 by Magyar Telekom Plc. The company provided booking and accounting services for Magyar Telekom Plc. and its subsidiaries. The company’s activities were insourced into Magyar Telekom Plc. from January 1, 2011.

Első Pesti Telefontársaság Nyrt. (EPT Nyrt.)

EPT Nyrt. was established in 1992. The company provided IP based international and domestic telecommunication and call center services. Magyar Telekom Plc. made a voluntary public take-over bid for the company and after this transaction has been settled the company became a 100 per cent owned subsidiary of Magyar Telekom Plc.

In 2010 the Board of Directors of EPT Zrt. and KFKI Zrt. has decided on the merger of the two companies with the result that EPT Zrt. merged into KFKI Zrt. After the transaction has been settled the book value of EPT Zrt. was cancelled from Magyar Telekom Plc.’s books.

KIBU Innováció Kft.

The company was established in 1989 under the name of X-Byte Kft. Magyar Telekom Plc. has become 100 per cent owner of the company in 2005. The company changed its name to KIBU Innováció Kft. in 2007. Its activity is technical research and development as a nonprofit organization. KIBU is the Magyar Telekom Plc.’s innovation labor for young researchers who are interested in the convergence of mobile communication, online communities and urban space and are passionate about creating experimental projects in cross-disciplinary teams.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Novatel UKRAINE LLC

Magyar Telekom Plc. established NOVATEL Ukraine Limited Liability Company in 2005. The company’s main activity is to sale certain products of Magyar Telekom Plc. in Ukraine.

M-Factory Kommunikációs Szolgáltató Zrt.

In January 2007 Magyar Telekom Plc. purchased 100 per cent of Mobilpress Zrt.’s shares and 75.05 per cent share in M-Factory Kommunikációs Szolgáltató Kft. During 2007 the M-Factory Kft. merged into Mobilpress Zrt. The successor company’s name was changed to M-Factory Kommunikációs Szolgáltató Zrt. As a result of the transformation, Magyar Telekom Plc.’s ownership in the company changed to 92 per cent. In 2008 Magyar Telekom Plc. purchased the remaining 8 per cent of shares and increased its ownership to 100 per cent.

In 2010, based on the merger contract concluded with Origo Zrt. the company merged into Origo Zrt. M-Factory Zrt. was cancelled from Magyar Telekom Plc.’s investments.

Mindentudás Egyeteme Tudományos Közhasznú Nonprofit Kft.

The company was established in 2004 (under the name of Mindentudás Egyeteme Kht.) by Magyar Telekom Plc., the Hungarian Academy of Sciences and T-Online Magyarország Zrt. The purpose of its public activity is to organize public courses through media and other telecommunication means to help spreading knowledge of highly interesting scientific topics. The company conducts its business activities to accomplish its main purposes without endangering it.

The proportion of Magyar Telekom Plc.’s direct share in the company changed from 40 per cent to 60 per cent subsequent to the merger of T-Online Zrt.’s access business line into Magyar Telekom Plc in 2007.

ISH International System House Informatika Kft. (ISH Informatika Kft.) and International System House Kereskedelmi és Szoftverfejlesztő Kft. (ISH Kft)

Main activity of ISH Kft. (established in 1996) and ISH Informatika Kft. (established in 2009 by demerge from ISH Kft.) is computer programming. ISH Informatika Kft. provides complex medical IT solutions, IT systems and services for its domestic and foreign customers. In 2009, Magyar Telekom Plc. acquired the 100 per cent shares of ISH Informatika Kft. and ISH Kft. and so became the sole owner of the companies.

Telekom New Média Zrt.

In 2009, Magyar Telekom Plc. as shareholder retired from IKO-TELEKOM Zrt. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The members of the holding are Telekom New Media Kft. and Telekom Content & Rights Kft.

With effect from July 31, 2010 - based on the merger contract — Telekom New Media Kft. and Telekom Content & Rights Kft. merged into Telekom New Média Holding Zrt. After the merger the company continues its activities under the name of Telekom New Media Szolgáltató Zártkörűen Működő Részvénytársaság (Telekom New Média Zrt.).

Telekom New Média Zrt. is the leading participant of the premium rated interactive market because of its international experience and own developed solutions.

MODULTECHNIKA Kereskedelmi és Szolgáltató Korlátolt Felelősségű Társaság (MODULTECHNIKA Kft.

MODULTECHNIKA Kft. provides cable tv and internet services through its modern cable tv network in Ajka and in the neighborhood. So far Magyar Telekom Plc. have not been presented itself with fixed line services on this service area. By this purchase — with the result that Magyar Telekom Plc. became the 100 per cent owner of MODULTECHNIKA Kft.  — the Company’s aim is to strengthen its position on the fixed line telecommunication market.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

8.   Non current loans granted to related parties

As of December 31, 2009 and 2010 non current loans granted to related parties are the following:

	2009	2010

Pro-M Zrt.	6,700	6,200
Dataplex Kft.	2,850	2,050
NOVATEL E.O.O.D.	2,197	0
IQSYS Zrt.	1,400	0
Total	13,147	8,250

The amount of loans does not include the instalments due within one year. These instalments are disclosed as short term receivables from related parties (see Note 12).

9.   Other non current loans granted

This caption contains long term loans granted to employees (HUF 3,429 million), the long term part of instalment receivables of cell phone sales (HUF 346 million), the non current deposit connected to acquiring KFKI Direkt Kft. investment (HUF 28 million) and deposits given (HUF 23 million) totalling HUF 3,826 million.

10. Inventories

Inventories mainly include network maintenance materials, while the majority of goods are telecommunication goods and fixed assets held for sale.

The following is a movement table of inventories between January 1, 2009 and December 31, 2010:

	2009	2010

Opening balance	8,267	6,912
Change in inventories	-1,834	403
Impairment loss	-308	-296
Increase due to the merger	787	0
Closing balance	6,912	7,019

Further details of inventory impairment are disclosed in Appendix 4.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

11. Accounts receivable

As of December 31, 2009 and 2010 accounts receivable include the following:

	2009	2010

Domestic accounts receivable	52,626	54,911
Foreign accounts receivable	1,532	1,322
Impairment of receivables	-14,494	-19,601
Total	39,664	36,632

The significant increase in domestic accounts receivable and impairment is mainly due to the increase in proportion and quantity of overdue receivables.

Further details on receivables impairment are disclosed in Appendix 4.

12. Receivables from related parties

Receivables from related parties as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Loans to KFKI Zrt.	200	3,400
Receivables from Pro-M Zrt.	684	2,993
Receivables from IQSYS Kft.	2,079	2,949
Loans to Novatel E.O.O.D.	86	2,372
Receivables from Origo Zrt.	553	802
Loans to Dataplex Kft.	800	800
Receivables from Combridge S.R.L.	408	536
Loans to ViDaNet Zrt.	900	450
Receivables from Novatel Ukraine L.L.C.	195	161
Receivables from Makedonski Telekom A.D.	107	82
Receivables form EurAccount Kft.	64	45
Loans to EPT Nyrt.	340	0
Loans to M-Factory Zrt.	220	0
Loans to Orbitel E.A.D.	7	0
Other	250	145
Total	6,893	14,735

13. Receivables from other related parties

In 2009, this caption contained two loans granted (HUF 20,000 million and HUF 9,500 million) to Deutsche Telekom A.G. which loans were repaid by the company in 2010.

14. Other receivables

The Company’s other receivables as of December 31, 2009 and 2010 are summarized as follows:

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

	2009	2010
Roaming discount receivables(1)	0	3,054
Tax receivables	1,751	1,693
Advance payments given	1,560	1,618
Receivables from employees	1,302	1,273
Receivables from the government	86	61
Other	1,071	1,519
Total	5,770	9,218

(1) In 2009, roaming discount receivables were disclosed in prepayments and accrued income caption as accrued income related to telecommunication activities (HUF 3,035 million).

15. Securities

The amount of HUF 307 million represents the value of repurchased treasury stock.

The Company decided to launch the Appreciated employee share benefit program. During this program 1,112,679 pieces of own shares were handed over to the employees. The cancelled book value of the shares was HUF 872 million.

16. Prepayments and accrued income

	2009	2010
Accrued income related to telecommunication activities (1)	29,164	27,267
Accrued income related to related parties	911	543
Other	1,023	915
Accrued income	31,098	28,725

Accrued amount of value correction paid related to loans (2)	738	603
Rental fees	453	542
Insurance fees	142	2
Other	780	385
Prepaid costs and expenses	2,113	1,532
Total	33,211	30,257

(1) Revenues related to the main activity are accrued depending on the billing-cycle. The revenues of actual, but not invoiced traffic are accrued.

HUF 3,054 million roaming discount receivables are in other short term receivables in 2010 while HUF 3,035 million was accrued as income related to telecommunication activities in 2009.

(2) HUF 592 million is the accrued amount (on December 31, 2010) of value correction paid related to EUR 161 million loan taken up from Deutsche Telekom Finance B.V. in June, 2009. Of this amount HUF 146 million charges the years’ results between 2011 and 2014 annually and HUF 8 million charges the result of the year 2015. In 2010 a further HUF 28,418 million loan has been taken up and in connection with it HUF 10 million value correction was recorded.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

17. Shareholder’s Equity

Shareholder	Number of shares	Nominal value (HUF per share)	Total value (HUF’000)	Ownership percentage (%)

MagyarCom Holding GmbH	617,436,759	100	61,743,676	59.21%
Free float	424,914,822	100	42,491,482	40.75%
Repurchased treasury stock (1)	390,862	100	39,086	0.04%
State-owned	100	100	10	0.00%
Total	1,042,742,543		104,274,254	100.00%

(1) In 2010, Magyar Telekom Plc. allotted 1,112,679 pieces of shares to its employees under the employee share benefit program

Changes in the equity items between January 1, 2009 and December 31, 2010 are summarized as follows:

	Common stock	Capital reserves	Retained earnings	Restricted reserves (2)	Balance Sheet Net Profit
Opening balance as of January 1, 2009	104,275	58,289	172,244	2,056	21,573
Increases	0	0	0	0	74,227
Increase due to merger	0	4,049	2,306	500	0
Decreases	1	0	3,892	0	-74,227
Decrease due to merger	0	3,386	3,011	0	0
Reclassifications	0	0	21,450	123	-21,573
Balance as of December 31, 2009	104,274	58,952	189,097	2,679	0
Increases	0	0	0	0	12,812
Decreases	0	0	605	0	0
Reclassifications	0	0	372	-372	0
Balance as of December 31, 2010	104,274	58,952	188,864	2,307	12,812

(2) Restricted reserves contain amount of own shares (HUF 307 million) and development reserve (HUF 2,000 million).

Restricted reserves decreased by HUF 872 million due to the decrease of own shares and increased by HUF 500 million due to creation of development reserve.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

18. Provisions

	Early retirement and severance payments (1)	Contingent liabilities	Other	Total
Opening Balance as of January 1, 2009	8,958	9,699	1,425	20,082
Increase	7,300	6,839	195	14,334
Increase because of merger	14	37	2	53
Decrease	8,256	5,619	1,099	14,974
Closing Balance as of December 31, 2009	8,016	10,956	523	19,495
Increase	3,544	4,893	0	8,437
Decrease	5,917	3,315	0	9,232
Reclassification	0	523	-523	0
Closing Balance as of December 31, 2010	5,643	13,057	0	18,700

(1) In 2010, HUF 3,544 million provision was recognized and HUF 5,917 million was reversed in connection with headcount reduction.

The main items of reversals of provision for contingent liabilities during the year are as follows:

Titles	2009	2010
Derivatives	0	1,332
Customer loyalty program	2,565	1,321
Employees’ bonuses	272	201
Penalties	260	173
Environmental liabilities	300	101
Legal cases	325	55
Guarantee liabilities	48	46
Contractual (asset retirement) obligation	7	11
Remitted employee loans	0	5
Payment obligation due to EKG agreement	1,453	0
Royalties	257	0
Contractual obligation on dismissal expenses of employees	132	0
Other	0	70

Total reversals	5,619	3,315

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The main items of increase of provision for contingent liabilities during the year are as follows:

Titles	2009	2010
Customer loyalty program	2,253	1,789
Derivatives	3,229	953
Contractual (asset retirement) obligation	569	721
Legal cases	311	661
Penalties	156	458
Obligation on invention	0	128
Environmental liabilities	88	71
Guarantee liabilities	46	45
Employees’ bonuses	163	17
Other	24	50
Total increases	6,839	4,893

Provision created for the expected loss related to forward and swap deals still open on the balance sheet date and disclosed on negative fair value among off-balance sheet contingent liabilities.

19. Other non current loans

The Company’s  long term loan liabilities were HUF 6,181 million as of December 31, 2010.

During 2010, HUF 7,729 million was drawn down and HUF 13,552 million was reclassified to current loans. The Company repaid HUF 11,000 million during 2010.

HUF 116 million non-realized foreign exchange gain was recognized on loans denominated in foreign currency.

The short term parts of other non current loans are disclosed among current loans (see Note 21).

The Company does not have any assets pledged for loans.

The maturities of non current bank loans are as follows (including debt from issuance of bonds):

Due dates	Amount
2012	2,787
2013	3,394
Further instalments in total (1)	121
Total	6,302

(1) Debt from issuance of bonds

20. Non current liabilities to other related parties

This caption contains the non current portion of other related party loans received from Deutsche Telekom Finance B.V. The closing balance of these loans as of December 31, 2010 is HUF 228,817 million.

HUF 28,418 million were drawn down in December 2010 repayable until 2016 (fix interest rate of 6.08925 per cent).

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The short term portion of related party loans (HUF 68,486 million) is disclosed in Note 23.

The maturities of non current owner’s loans are as follows:

Maturity	Amount
2012	49,486
2013	34,487
2014	20,906
2015	95,520
2016	28,418
Total	228,817

21. Current loans

The Company’s current loans received from banks were HUF 43,068 million as of December 31, 2010.

During 2010, HUF 126,878 million was drawn down and HUF 13,552 million was reclassified from long term loans. The Company repaid HUF 130,206 million during 2010 which contains HUF 48 million realized foreign exchange loss and HUF 65 million foreign exchange gain.

At year-end additional HUF 116 million non-realized foreign exchange loss and HUF 81 million non-realized foreign exchange gain were recognized on loans denominated in foreign currency.

22. Current liabilities to related parties

The current liabilities to related parties as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Loan payable to Stonebridge A.D. (1)	16,000	30,123
Liabilities to KFKI Zrt.	4,424	4,991
Liabilities to Investel Zrt. (2)	7,175	4,840
Liabilities to IQSYS Zrt.	1,619	2,131
Loan payable to Telekom Média Holding Zrt.	1,600	1,765
Advance dividend received (Crnogorski Telekom A,D.) (3)	9,852	0
Other (4)	2,644	2,601
Total	43,314	46,451

(1) In 2010 HUF 27,411 million loan was drawn down, HUF 14,371 million was repaid and HUF 365 million interest was capitalized. In addition HUF 93 million realized and HUF 792 million non-realized foreign exchange loss, HUF 130 million realized and HUF 37 million non-realized foreign exchange gain were recognized.

(2) The change is due to the HUF 2,330 million repayment in 2010.

(3) Dividend received in 2009.

(4) The category ‘Other’ contains other loans payable to the companies not mentioned above (HUF 833 million in 2009 and HUF 369 million in 2010). In addition it contains interest pool liabilities to companies not mentioned above (HUF 965 million in 2009 and HUF 1,417 million in 2010). It also includes accounts payable liability and not invoiced services (HUF 846 million in 2009 and HUF 815 million in 2010).

23. Current liabilities to other related parties

This caption contains the short term part of the loans from Deutsche Telekom Finance B.V.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Maturity	Interest	Amount
January 31, 2011	3 month BUBOR +0.17525%	9,486
April 13, 2011	6 month BUBOR +0.395%	25,000
July 11, 2011	Fix 7.74856%	34,000
Total		68,486

Deutsche Telekom AG has pledged its  intention for financing the Company’s needs at least until the end of June 2012.

24. Other current liabilities

Other current liabilities as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Value Added Tax	2,838	3,905
Liability from topping up the universal balance	2,920	3,362
Discount granted subsequently on roaming traffic (1)	0	2,083
Personal income tax	215	1,221
Payables to employees and related contributions	2,005	1,208
Liabilities to government	555	171
Solidarity tax	159	0
Dividends payable 2009	77,052	0
Dividends payable 2010	0	52,117
Other (2)	3,009	2,509

Total	88,753	66,576

(1) Discount granted subsequently on roaming traffic was disclosed in accrued expenses and deferred income in 2009 but in 2010 it was disclosed in other current liabilities. The amount of discount was HUF 1,602 million in 2009.

(2) The category “Other” includes HUF 102 million and HUF 100 million unpaid dividends approved for 2009 and 2010, respectively. The category also contains vehicle leasing liabilities (HUF 514 million in 2009 and HUF 528 million in 2010) and customer overpayment liability (HUF 1,444 million in 2009 and HUF 1,342 million in 2010). The decrease is mainly due to the HUF 252 million payment to KASSZA based on the judgment of Capital City Tribunal.

25. Accrued expenses and deferred income

	2009	2010
Deferred subscription and traffic fees	3,665	3,247
Deferred income from related parties	552	694
Deferred income of rebranding (1)	297	273
Other	307	307
Deferred income	4,821	4,521

Vendor accruals	19,163	20,712
Accrued interest on owners’ loan	7,674	7,281
Accrued payroll related expenses	6,292	5,566
Accrued frequency usage fee	4,322	4,729
Accruals to related parties	2,252	3,011
Accrued interests	1,106	902
Accrued roaming related expenses (2)	2,093	545
Accrued value added services	249	281
Accrued expenses	43,151	43,027

Other deferred revenue	297	236

Total	48,269	47,784

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

(1) The reimbursement received from the parent company in connection with rebranding-related capitalized expenditures is shown as deferred income, and recognized in other revenues in line with the depreciation of the related assets.

(2) HUF 1,602 million discount granted subsequently on roaming traffic was disclosed in accrued expenses and deferred income in 2009 but in 2010 it was disclosed in other current liabilities.

26. Domestic sales

Domestic sales in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010

Mobile traffic revenues	183,536	164,362
Subscriptions, connections and other charges relating to voice and data services	152,873	154,093
Leased lines, data transmission and IT revenues	37,296	33,350
Fixed line traffic revenues	36,648	32,496
Revenues entirely from TV services	10,239	22,805
Handset revenues	16,512	17,936
Revenues from equipment sales	931	1,103
Other revenues	18,402	16,687

Total domestic sales	456,437	442,832

27. Export sales by geographical areas

Export sales by geographical areas in the years ending December 31, 2009 and 2010 are summarized as follows (sales are solely connected with services provided):

	2009		2010
		%		%
Europe (within the EU)	15,949	84.69%	12,717	79.92%
Europe (outside the EU)	1,991	10.57%	2,366	14.87%
Asia	468	2.48%	383	2.41%
America	333	1.77%	306	1.92%
Australia	73	0.39%	99	0.62%
Africa	18	0.10%	42	0.26%

Total export sales	18,832	100.00%	15,913	100.00%

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

28. Other revenues

Other revenues in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Reversal of provisions (1)	14,974	9,232
Discount received subsequently	3,695	3,028
Other revenues in connection with impairment (2)	2,097	2,713
Default interest, penalties, compensations	2,220	2,499
Revenue from sale of intangible and tangible fixed assets	493	680
Revenue from receivable factoring	161	145
Renaming and rebranding	113	107
Other	880	1,046

Total	24,633	19,450

(1) The  change compared to the previous year is mostly due to the decreases of the following: early retirement pension and severance payment provisions (HUF 2,373 million), the customer loyalty program reversal (HUF 1,244 million), the EKG provision reversal (HUF 1,453 million) and the reversal of previous year’s provision for derivatives (HUF 1,332 million). Provisions are detailed in the Note 18.

(2) The change is due to the increase in the received amounts of overdue and impaired receivables in relation to the previous year.

29. Import purchases

Import purchases by geographical areas in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009			2010
	Services	Products	Total	Services	Products	Total
Europe (within the EU)	19,317	13,086	32,403	18,668	14,627	33,295
Asia	1,120	904	2,024	2,136	2,391	4,527
Europe (outside the EU)	2,788	314	3,102	3,183	664	3,847
America	6,341	71	6,412	2,954	60	3,014
Africa	263	0	263	339	0	339
Australia	41	0	41	43	0	43
Total	29,870	14,375	44,245	27,323	17,742	45,065

30. Cost of services

Cost of services in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Repair and maintenance costs	21,041	19,936
Rental fees	11,614	11,490
Fees paid to entrepreneurs	7,859	8,886
Commissions paid	9,227	8,582
Marketing expenses	9,579	8,481
Expenses of rented workforce and operator activities	10,389	8,097
Consultancy	10,287	6,622
Payments to international network operators	6,109	4,917
Postage	2,451	2,538
Property operating costs	1,663	1,530
Bookkeeping services	1,701	1,528
Education, training expenses	1,327	1,352
Brand license fee	411	840
Services related to other revenues	967	557
Travel and accommodation costs	512	447
Fleet management	468	295
Payments to Internet service providers	158	86
Other (1)	865	1,251
Total	96,628	87,435

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

(1) In 2010, it contains HUF 635 million services used related to EKG contract.

31. Costs of services sold (intermediated)

Costs of intermediated services sold in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Payment to mobile operators (1)	48,875	42,278
Costs of TV services (2)	3,151	8,253
Costs of intermediated RI/IT services	6,276	7,646
Payment to other fixed line network operators	5,075	6,821
Costs of content providing and mobile trade services sold	4,294	4,425
Charges for network use paid to Cable TV companies (2)	4,583	265
Other	1,341	1,177

Total	73,595	70,865

(1) Decrease of payment to mobile operators is due to the decrease in regulated call termination charges.

(2) Because of T-Kábel merged into Magyar Telekom Plc. the charges for network use paid to cable TV companies decreased significantly and at the same time the program and royalty fees increased significantly among Costs of TV services

32. Employees

The average number of employees in 2009 and 2010 are as follows:

	December 31, 2009
	Average number of employees (person)	Salaries and Wages	Other payroll related expenses
Full-time employees
blue collar	912	2,966	1,230
white collar	5,483	41,920	8,206
total	6,395	44,886	9,436
Part-time employees
blue collar	2	3	2
white collar	68	198	83
total	70	201	85
Employees total
blue collar	914	2,969	1,232
white collar	5,551	42,118	8,289
total	6,465	45,087	9,521

Employees not in headcount (1)	0	2,189	3,887

Total	6,465	47,276	13,408

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

	December 31, 2010
	Average number of employees (person)	Salaries and Wages	Other payroll related expenses
Full-time employees
blue collar	946	3,171	1,601
white collar	5,078	38,236	8,916
total	6,024	41,407	10,517
Part-time employees
blue collar	3	6	4
white collar	116	262	135
total	119	268	139
Employees total
blue collar	949	3,177	1,605
white collar	5,194	38,498	9,051
total	6,143	41,675	10,656

Employees not in headcount (1)	0	2,453	866

Total	6,143	44,128	11,522

(1) Includes employees on maternity leave, who are excluded from the average statistical number of employees.  In 2009 the amount of severance payment and early retirement pension (other payroll related expenses) was disclosed fully in the employees not in headcount category while in 2010 it was allocated proportionally to all categories.

33. Remuneration of Board of Directors and Supervisory Board

The remuneration of members of the Board of Directors and Supervisory Board of the Company in the years ending December 31, 2009 and 2010 is summarized below:

Year	Board of Directors	Supervisory Board	Total
2009	13	42	55
2010	13	48	61

The members of Board of Directors have not received any advance payments or loans from the Company. The members of Supervisory Board have received advance payments or loans in the current year as follows:

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Description	Supervisory Board
Advance payments
Opening balance	0
Payments in the current year	0
Payments repaid	0
Closing balance	0
Loans
Opening balance	3
Disbursements in the current year	0
Loans repaid in the current year (1)	0
Closing balance	3

(1) The members of Supervisory Board repaid HUF 287,540 in 2010.

The loans are to be reimbursed monthly, the average repayment term left is 80 months. All advance payments and loans are free of interest.

The Company did not offer guarantees on behalf of the members of the Board of Directors and Supervisory Board and has no retirement pension liability to them.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

34.  Other expenses

Other expenses in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Taxes, contributions, fees (Government taxes) (1)	8,161	34,231
Impairment of receivables and inventories, extraordinary depreciation of intangible and tangible fixed assets	11,120	12,170
Provisions (2)	14,334	8,440
Discount granted subsequently on roaming traffic	1,838	1,890
Withholding tax	1,276	1,598
Factored receivables	639	686
Net book value of fixed assets sold	362	427
Write-off of uncollectible receivables	457	368
Loss of intangible and tangible fixed assets and inventory shortage	356	356
Other (3)	2,030	534

Total	40,573	60,700

(1) Contains HUF 26,174 million crisis tax for 2010

(2) HUF 7,300 million provisions were recognized for early retirement and several payment in 2009 and HUF 3,544 million in 2010. Provisions are detailed in the Note 18.

(3) In ‘Other’ HUF 1,429 million expenses related to EKG agreements were disclosed in 2009.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

35. Results of financial activities

	2009.	2010.

Dividends received from Telekom Crna Gora	2,158	18,723
Dividends received from Stonebridge A.D.	23,177	13,268
Dividends received from KFKI Zrt.	3,500	3,500
Dividends received from Investel Zrt.	1,350	2,600
Dividends received from Pro-M Zrt.	500	700
Other	724	308

Dividends and profit sharing received	31,409	39,099

Interest from Pro-M Zrt.	816	437
Interest from Dataplex Kft.	334	185
Other	202	70

Interest income on fianancial investments	1,352	692

Interest from KFKI Zrt.	117	185
Interest from Deutsche Telekom A.G.	639	182
Interest from IQSYS Zrt.	121	182
Interest from banks	1,542	163
Interest from T-Kábel Magyarország Kft.	631	0
Other	515	257

Other interest icome received	3,565	969

Realized foreign exchange gain	4,395	4,186
Non-realized foreign exchange gain	2,385	1,736
Other	118	194

Other revenues on financial activities	6,898	6,116

Other	0	56

Revenues from financial transactions	43,224	46,932

Interest paid to Deutsche Telekom	28,549	19,051
Interests of current account and bank loans	4,660	3,433
Other interests	771	573

Interest expense	33,980	23,057

Investerl Zrt. write-off	0	2,397
Orbitel E.A.D. write-off	335	0
Other	141	0

Write-off of investments	476	2,397

Realized foreign exchange loss	3,687	7,273
Non-realized foreign exchange loss	211	0
Other	301	334

Other expenses on financial activities	4,199	7,607

Expenditures from financial transactions	38,655	33,061

Financial results	4,569	13,871

In 2010, HUF 1,193 million realized foreign exchange gain and HUF 3,782 million foreign exchange loss were recorded in connection with closed derivative transactions. All of the closed derivative F/X deals were contracted on the OTC market for hedging purposes with the original aim of delivery.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

36. Extraordinary revenues

Extraordinary revenues in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Assets received free of charge (1)	4	0
Extraordinary revenues adjusting tax base	4	0

Revenues related to investments in subsidiaries:
- Merger of EPT Zrt. into KFKI Zrt.	0	398
- Merger of KFKI Direkt into KFKI Zrt.	0	225
- Merger of M-Factory into Origo Zrt.	0	53
- Cancellation of IKO-Telekom Zrt. share (separation)	1,745	0
- Cancellation of Viabridge Ltd. share (liquidation)	106	0
Development contributions	29	38
Assets received free of charge (1)	6	5
Dividends expired	14	0
Other extraordinary revenues	29	21
Extraordinary revenues not adjusting tax base	1,929	740

Total	1,933	740

(1) Because of the change in Corporate Tax Law the loss items adjusted the tax base in 2009 do not adjust it in 2010.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

37. Extraordinary expenses

The extraordinary expenses of the Company in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Donation to foundations, charities and other organizations	708	482
Dimenzió contributions (1)	1,144	0
Forgiveness of loans to subsidiaries (1)	660	0
Net book value of assets contributed free of charge and service provided	58	0
Net book value of receivables waived (1)	44	0
Extraordinary losses adjusting tax base	2,614	482

Assets contributed and service provided free of charge	0	431
Expenses related to investments in subsidiaries:
- Merger of EPT Zrt. into KFKI Zrt.	0	326
- Merger of KFKI Direkt into KFKI Zrt.	0	264
- Merger of M-Factory into Origo Zrt.	0	63
- Cancellation of IKO-Telekom share (separation)	1,600	0
- Cancellation of Viabridge Ltd. share (liquidation)	106	0
Dimenzió contributions (1)	0	291
Receivables waived (1)	0	44
Forgiveness of loans to subsidiaries (1)	0	10
Other extraordinary losses	0	4
Extraordinary losses not adjusting tax base	1,706	1,433

Total	4,320	1,915

(1) Because of the change in Corporate Tax Law the loss items adjusted the tax base in 2009 do not adjust it in 2010.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

38. Transactions with related parties and subsidiaries of Deutsche Telekom Group

Balances of transactions with related parties not disclosed in the balance sheet and income statement are detailed as follows.

Loans received from owners are disclosed as Non current liabilities to other related parties or Current liabilities to other related parties. Their interests are disclosed separately as expenses from financial transactions in the income statement.

Revenues and expenses (mainly relating to telecommunication services) from the subsidiaries of Deutsche Telekom Group were not disclosed separately as transactions with related parties.

Transactions with related parties and subsidiaries of Deutsche Telekom in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Net domestic sales	456,437	442,832
- of which: related parties	8,045	5,229
- of which: subsidiaries of Deutsche Telekom Group	583	802
Net export sales	18,832	15,913
- of which: related parties	1,383	1,128
- of which: subsidiaries of Deutsche Telekom Group	12,033	9,665
Other revenues	24,633	19,450
- of which: related parties	60	276
- of which: subsidiaries of Deutsche Telekom Group	2,830	4,585
Accounts receivable	39,664	36,632
- of which: subsidiaries of Deutsche Telekom Group	758	534
Receivables from other related companies	29,500	0
- of which: subsidiaries of Deutsche Telekom Group	29,500	0
Other receivables	5,770	9,218
- of which: subsidiaries of Deutsche Telekom Group	2	3,075
Accrued income	31,098	28,725
- of which: subsidiaries of Deutsche Telekom Group	3,990	947
Prepaid expenses	2,113	1,532
- of which: subsidiaries of Deutsche Telekom Group	820	603
Accounts payable	29,534	26,999
- of which: subsidiaries of Deutsche Telekom Group	1,477	1,870
Current liabilities to other related parties	59,799	68,486
- of which: subsidiaries of Deutsche Telekom Group	59,799	68,486
Other current liabilities	88,753	14,459
- of which: subsidiaries of Deutsche Telekom Group	0	2,048
Deferred Income	4,821	4,521
- of which: subsidiaries of Deutsche Telekom Group	552	694
Accrued expenses	43,151	43,027
- of which: subsidiaries of Deutsche Telekom Group	10,726	8,967

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

39. Corporate Income Tax

The differences between profit before tax and the tax base for the years ending December 31, 2009 and 2010 are presented below:

	2009	2010
Profit before tax	76,415	65,170
Depreciation according to the Act on Accounting	82,840	82,685
Impairment of receivables	8,648	10,207
Recognition of provisions	14,334	8,440
Derecognition of intangible and tangible assets, reclassification to current assets	2,279	2,494
Non-repayable donations, assets and services given free of charge, assumed liabilities	2,600	470
Recoverable, waived and expired receivables	145	13
Other increasing items	525	2,631
Tax base increasing items	111,371	106,940

Depreciation according to the Tax Law	116,012	93,975
Dividend income	31,409	39,099
Reversal of provisions	14,974	9,232
Bad debt write-off, received payments on uncollectible receivables, reversal of impairment	2,733	4,342
Non realized foreign exchange gain	3,030	4,199
Derecognition of intangible and tangible assets, reclassification to current assets	1,834	1,889
Utilization of tax loss carried forward	320	859
Development reserve	500	500
R&D costs	333	380
Subsidies received	75	107
Donations	612	4
Local business tax	7,073	0
Other decreasing items	1	1
Tax base decreasing items	178,906	154,587

Tax base	8,880	17,523

Calculated amount of tax	1,421	3,307
Tax credit	1,137	3,068
Solidarity tax	1,904	0
Corporate Income Tax (1)	2,188	239

(1) Corporate Income Tax liability is HUF 241 million in the income statement which contains HUF 2 million income tax obligation for energy service companies in 2010.

Other tax related information

552/2004 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 5,908 million at present value.”

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

19/2005 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 2,614 million at present value.”

Tax credit on broadband Internet investments announced for 2006: “Tax credit cannot exceed HUF 2,292 million at present value.”

Tax credit on broadband Internet investments announced for 2007: “Tax credit cannot exceed HUF 1,318 million at present value.”

12.724/2005 Ministry of Finance Resolution: “The tax credit is applicable in connection with construction of WLAN put into service by T-Mobile Magyarország Rt. which also provides broadband internet service and cannot exceed HUF 334 million at present value.”

The tax credit is applicable in connection with construction of UMTS network announced by T-Mobile on 18 August, 2005 which also provides broadband internet service and cannot exceed HUF 4,215 million at present value.

Tax credit on broadband Internet investments announced for 2006 by T-Mobile. The tax credit is applicable in connection with construction of WLAN which also provides broadband internet service and cannot exceed HUF 835 million at present value.

In July, 2009 the Hungarian Tax Authority (APEH) started a complex inspection at Magyar Telekom Plc. concerning all kinds of taxes relating to the years 2005 and 2006. The inspection was closed in 2009. 2006 is the last year closed by comprehensive audit by APEH at the Company. Tax authorities may at any time inspect the books and records until the end of the 6th year following the year when the tax declarations were submitted and can levy extra tax or penalty. Management of the Company is not aware of any circumstances which could result in a significant liability in this respect.

In October, 2010 the Hungarian Parliament adopted a law on crisis tax imposing some industrial sectors. Based on this law Magyar Telekom Plc. has to pay crisis tax after its telecommunication and retail revenues as of 2010. The amounts of crisis tax are HUF 26,155 million after telecommunication revenue and HUF 19 million after retail revenue in 2010. Based on the law these were recorded as expense and decreased the profit before taxes.

40. Dividend

At the General Meeting held on April 12, 2011, Magyar Telekom Plc. decided on paying dividend of HUF 50 after each shares with nominal values of HUF 100, resulting in a current year’s dividend payable of HUF 52,117 million.

HUF 30,872 million is due to the parent company — MagyarCom Holding GmbH — from the approved dividend for the year 2010.

41. Off-balance sheet items

Off-balance sheet items are mainly contractual commitments (rental contracts, contracted construction-in-progress and other development commitments, guarantee obligations, obligations related to acquisition of a company, environmental, restoration and other expected obligations).

Off-balance sheet items are detailed (including the off-balance sheet receivables and liabilities related to forward and swap deals not closed until the balance sheet day) in Appendix 5.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

42. Hazardous waste, Research & Development costs

The following table shows the movement of hazardous waste at the Company in 2010 (data in kilograms):

Hazardous waste (kg)
December 31, 2009	0
Increase
Lead batteries	162,059
Soil and rocks containing hazardous substance	44,550
Other	20,425
Increase in total	227,034
Decrease
Lead batteries	162,059
Soil and rocks containing hazardous substance	44,550
Other	20,425
Decrease in total	227,034
December 31, 2010	0

HUF 272 million environmental expenses were recorded in 2009 and HUF 188 million in 2010.

In 2010, HUF 737 million research and development costs were recorded in Magyar Telekom Plc. (in 2009 it was HUF 721 million).

43. Self-revisions

At Magyar Telekom Plc., financial events that are related to prior years are recorded in the current year through self-revision.

According to the Hungarian Accounting Regulations, if the impact of the self-revision exceeds the 2 per cent of the total assets of the current year, or at least HUF 500 million, such items must be disclosed in a separate column in both the balance sheet and the income statement.

Errors related to prior years, that were discovered in 2009 exceeded the HUF 500 million limit (irrespective of their profit increasing or decreasing nature), therefore they are presented next to previous year’s figures in the balance sheet and income statement.

The total (profit decreasing) impact of self-revisions is HUF 605 million and is broken down by corresponding years as follows:

Year	Self-revision

1996	2
1997	14
1998	-1
1999	-1
2004	2
2005	565
2006	920
2007	804
2008	-893
2009	-807

The major items based on the „A” type income statement lines are the following:

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

I. Sales revenue		-126
Leased lines and data transmission revenues	-128
Revenues entirely from TV services	-115
Subscriptions, connections and other charges relating to voice and data services	-98
Revenues from asset sale	-1
International leased lines	6
Fixed line traffic revenues	26
Other export revenues	101
Other	83
II. Own work capitalized		-137
Change in self-manufactured inventories	-104
Capitalized value of self-manufactured assets	-33
III. Other revenues		14
Subsidies received compensating costs	-8
Discount received subsequently on roaming traffic	28
Other	-6
IV. Material-type expenses		-442
Advertisement and marketing costs	-159
Material costs	-119
Education, conference, travel, accommodation	-65
Software support	-39
Repair and maintenance	-38
Rental fees	-27
Intermediated services	19
Other	-14
V. Payroll and related expenses		161
VAT on contribution in kind given to rented workforce	78
PIT on other contributions in kind	63
Social Security	25
Other	-5
VI. Depreciation		390
Depreciation related to prior years	390
VII. Other expenses		203
Shortages, damages and impairment of tangible and intangible assets	111
Innovative contribution, environmental protection product charge	52
Local tax	17
Tangible and intangible assets sold and construction in progress	17
Other	6
IX. Expenses from financial transactions		-2
IPTV —VOD guarantee	-2
D. PROFIT FROM EXTRAORDINARY ACTIVITIES		18
Donation line — liquid assets transferred without consideration	17
Other	1
XII. Corporate income tax		64
Solidarity tax	34
Corporate income tax	30
Impact on net income		-605

44. Remuneration of auditor

Fees charged by the auditors in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Audit	282	222
Other assurance services (1)	340	169
Other non-audit services (1)	3	4
Tax consultancy	0	0
Total	625	395

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

(1) HUF 205 million audit services connected to 10A inspection were disclosed in other non-audit services in 2009.

Budapest, April 12, 2011

	Christopher Mattheisen	Thilo Kusch
	Chairman and Chief Executive Officer,	Chief Financial Officer,
	Chairman of the Board	Board member

Appendix 1	Balance Sheet related to Energy services	Magyar Telekom Plc. 2010

ASSETS		data in millions of HUF

	December 31, 2010
	Electricity	Gas	Other	Total

A. FIXED ASSETS AND FINANCIAL INVESTMENTS	115	338	817,453	817,906

I. Intangible assets	86	281	191,288	191,655
Capitalised costs of foundation and restructuring	0	0	0	0
Capitalised costs of research and development	0	0	0	0
Rights	86	281	55,471	55,838
Intellectual property	0	0	4,566	4,566
Goodwill	0	0	131,251	131,251
Advance payments on intangible assets	0	0	0	0

II. Tangible assets	23	42	434,866	434,931
Land and buildings and related rights	19	33	241,367	241,419
- Land	1	1	2,754	2,756
- Buildings	17	30	64,406	64,453
- Telecommunication network	0	0	163,828	163,828
- Other properties	1	2	9,434	9,437
- Real estate related rights	0	0	945	945
Technical equipment, machinery and vehicles	0	0	149,469	149,469
- Telecommunication equipment and machinery	0	0	147,502	147,502
- Other technical equipment, machinery and vehicles	0	0	1,967	1,967
Other equipment and vehicles	3	6	9,972	9,981
Construction-in-progress	1	3	33,987	33,991
Advance payments on construction-in-progress	0	0	71	71

III. Financial investments	6	15	191,299	191,320
Non current investments in related parties	0	0	179,244	179,244
Non current loans granted to related parties	3	5	8,242	8,250
Other investments	0	0	0	0
Other non current loans granted	3	10	3,813	3,826
Non current bonds and other securities	0	0	0	0

B. CURRENT ASSETS	39	113	73,432	73,584

I. Inventories	0	0	7,019	7,019
Raw materials	0	0	826	826
Work in progress and semi-finished products	0	0	149	149
Finished products	0	0	0	0
Goods resale	0	0	6,044	6,044
Advance payments on inventories	0	0	0	0

II. Receivables	37	110	60,438	60,585
Accounts receivable	31	97	36,504	36,632
Receivables from subsidiaries	4	8	14,723	14,735
Bills receivable	0	0	0	0
Receivables from other related companies	0	0	0	0
Other receivables	2	5	9,211	9,218

III. Securities	0	0	307	307
Investments in related parties	0	0	0	0
Other investments	0	0	0	0
Treasury stock, quotas	0	0	307	307
Marketable securities	0	0	0	0

IV. Liquid assets	2	3	5,668	5,673
Cash and cheques	0	0	96	96
Bank deposits	2	3	5,572	5,577

C. PREPAYMENTS	45	90	30,122	30,257

Accrued income	45	74	28,606	28,725
Prepayments for costs and expenses	0	16	1,516	1,532
Deferred expenses	0	0	0	0

TOTAL ASSETS	199	541	921,007	921,747

LIABILITIES AND SHAREHOLDER’S EQUITY	data in millions of HUF

		December 31, 2010
		Electricity	Gas	Other	Total

D. SHAREHOLDER’S EQUITY		(145)	(428)	367,782	367,209

I.	Common stock	0	0	104,274	104,274
	- of this treasury stock at par value	0	0	100	100
II.	Unpaid share capital (-)	0	0	0	0
III.	Capital reserves	0	0	58,952	58,952
IV.	Retained earnings	0	0	188,864	188,864
V.	Restricted reserves	0	0	2,307	2,307
VI.	Valuation reserves	0	0	0	0
VII.	Net income	(145)	(428)	13,385	12,812

E. PROVISIONS		0	0	18,700	18,700

	Provision for expected obligations	0	0	18,700	18,700
	Provision for expected expenses	0	0	0	0
	Other provisions	0	0	0	0

F. LIABILITIES		164	344	487,546	488,054

I.	Subordinated liabilities	0	0	0	0

II.	Non current liabilities	78	140	235,876	236,094
	Non current borrowings	0	0	0	0
	Convertible bonds	0	0	0	0
	Debt from issuance of bonds	0	0	121	121
	Investment and development loans	0	0	0	0
	Other non current loans	2	4	6,175	6,181
	Non current liabilities to related parties	0	0	0	0
	Non current liabilities to other related parties	76	136	228,605	228,817
	Other non current liabilities	0	0	975	975

III.	Current liabilities	86	204	251,670	251,960
	Current borrowings	0	0	70	70
	- of this convertible bonds	0	0	0	0
	Current loans	15	26	43,027	43,068
	Advances received	0	0	310	310
	Accounts payable	42	99	26,858	26,999
	Bills of exchange payable	0	0	0	0
	Current liabilities to related parties	13	24	46,414	46,451
	Current liabilities to other related parties	23	40	68,423	68,486
	Other current liabilities	(7)	15	66,568	66,576
	- of this dividends payable	0	0	52,117	52,117

G. ACCRUED EXPENSES		77	196	47,511	47,784

	Deferred income	0	3	4,518	4,521
	Accrued expenses	77	193	42,757	43,027
	Other deferred revenue	0	0	236	236

DIFFERENCE BECAUSE OF SEPARATION		103	429	(532)	0

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY		199	541	921,007	921,747

			January - December, 2010
			Electricity	Gas	Other	Total

	1.	Domestic sales	153	272	442,407	442,832
	2.	Export sales	0	0	15,913	15,913
I.	Sales revenues		153	272	458,320	458,745

	3.	Change in self-manufactured inventories	0	0	41	41
	4.	Capitalised value of self-manufactured assets	3	10	18,485	18,498
II.	Own work capitalized		3	10	18,526	18,539

III.	Other revenues		0	0	19,450	19,450
		of which: reversal of impairment	0	0	0	0

	5.	Costs of raw material	4	13	24,719	24,736
	6.	Costs of services	74	202	87,159	87,435
	7.	Costs of other services	1	2	14,397	14,400
	8.	Cost of goods sold	89	203	33,411	33,703
	9.	Costs of services sold (intermediated)	55	40	70,770	70,865
IV.	Material-type expenses		223	460	230,456	231,139

	10.	Salaries and wages	41	139	43,948	44,128
	11.	Other payroll related costs	5	18	11,499	11,522
	12.	Payroll related contributions	13	44	14,067	14,124
V.	Payroll and related expenses		59	201	69,514	69,774

VI.	Depreciation		7	25	82,615	82,647

VII.	Other expenses		4	9	60,687	60,700
		of which: impairment	2	1	12,167	12,170

A. PROFIT FROM OPERATING ACTIVITIES			-137	-413	53,024	52,474

	13.	Dividends and profit sharing (received or due)	0	0	39,099	39,099
		of which: received from related parties	0	0	39,099	39,099
	14.	Foreign exchange gains on sale of investments	0	0	56	56
		of which: received from related parties	0	0	0	0
	15.	Interest income and gains on financial investments	0	0	692	692
		of which: received from related parties	0	0	692	692
	16.	Other interest income received	0	1	968	969
		of which: received from related parties	0	0	780	780
	17.	Other revenues from financial activities	1	2	6,113	6,116
VIII.	Revenues from financial transactions		1	3	46,928	46,932

	18.	Loss on the sale of financial investments	0	0	0	0
		of which: related to related parties	0	0	0	0
	19.	Interest expense	8	14	23,035	23,057
		of which: related to related parties	0	1	882	883
		related to other related party	6	11	19,134	19,151
	20.	Impairment of investments, securities and bank deposits	0	0	2,397	2,397
	21.	Other expenses refinancial activities	1	2	7,604	7,607
IX.	Expenses from financial transactions		9	16	33,036	33,061

B. FINANCIAL RESULTS			-8	-13	13,892	13,871

C. PROFIT FROM ORDINARY ACTIVITIES			-145	-426	66,916	66,345

X.	Extraordinary revenues		0	0	740	740
XI.	Extraordinary expenses		0	0	1,915	1,915

D. PROFIT FROM EXTRAORDINARY ACTIVITIES			0	0	-1,175	-1,175

E. PROFIT BEFORE TAXES			-145	-426	65,741	65,170

XII.	Corporate income tax		0	2	239	241

F. NET INCOME			-145	-428	65,502	64,929

	22.	Use of retained earnings for dividends	0	0	0	0
	23.	Dividend paid (approved)	0	0	52,117	52,117

G. BALANCE SHEET NET INCOME			-145	-428	13,385	12,812

Appendix 2A	Magyar Telekom Plc. 2010

Real estate and related rights

						(in HUF millions)

Description	Land	Building	Telecommunication Network	Other Properties	Real Estate related Rights	Real Estate and related Rights Total

1. Gross value (1)
11. Opening gross value (on January 1, 2010)	2,338	85,572	290,685	16,986	5,273	400,854
12. Additions in gross value	265	1,985	12,309	257	102	14,918
13. Additions due to merger	0	0	0	0	0	0
14. Disposals in gross value	20	329	1,225	475	33	2,082
Reclassifications	173	-550	-31	-287	-3	-698
15. Closing gross value (on December 31, 2010)	2,756	86,678	301,738	16,481	5,339	412,992

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2010)	0	20,397	126,342	7,089	4,234	158,062
22. Annual depreciation	0	2,184	12,387	433	191	15,195
23. Extraordinary depreciation	0	57	0	0	1	58
24. Additions due to merger	0	0	0	0	0	0
25. Disposals in depreciation	0	253	795	397	33	1,478
Reclassifications	0	-160	-24	-81	1	-264
26. Closing depreciation (on December 31, 2010)	0	22,225	137,910	7,044	4,394	171,573

3. Net book value (on December 31, 2010) (1)	2,756	64,453	163,828	9,437	945	241,419

Of which residual value	0	179	0	5	0	184

(1) Excludes the assets below HUF 50,000

There were no reversal of impairment for the assets above in 2010.

Appendix 2B	Magyar Telekom Plc. 2010

Technical and Other Equipment, Machinery and Vehicles

						(in HUF millions)

Description	Telecommunication Equipment, Machinery	Other Technical Equipment, Machinery and vehicles	Technical Equipment, Machinery and Vehicles Total	Other Equipment Total	Technical and Other Equipment Total	Technical and Other Equipment used for environmental protection

1. Gross value (1)
11. Opening gross value (on January 1, 2010)	661,871	3,729	665,600	79,830	745,430	34
12. Additions in gross value	24,935	147	25,082	1,980	27,062	0
13. Additions due to merger	0	0	0	0	0	0
14. Disposals in gross value	26,367	194	26,561	4,603	31,164	0
Reclassifications	458	1,225	1,683	-1,492	191	-1
15. Closing gross value (on December 31, 2010)	660,897	4,907	665,804	75,715	741,519	33

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2010)	502,730	1,953	504,683	66,587	571,270	30
22. Annual depreciation	35,632	442	36,074	4,431	40,505	2
23. Extraordinary depreciation	0	2	2	5	7	0
24. Additions due to merger	0	0	0	0	0	0
25. Disposals in depreciation	25,223	167	25,390	4,319	29,709	0
Reclassifications	256	710	966	-970	-4	0
26. Closing depreciation (on December 31, 2010)	513,395	2,940	516,335	65,734	582,069	32

3. Net book value (on December 31, 2010) (1)	147,502	1,967	149,469	9,981	159,450	1

Of which residual value	31	1,306	1,337	1,037	2,374	0

(1) Excludes the assets below HUF 50,000

There were no reversal of impairment for the assets above in 2010.

Appendix 3	Magyar Telekom Plc. 2010

Direct and indirect investments of Magyar Telekom Plc.

(in HUF millions)

Description	Headquarter	Ownership Direct (%)	Ownership Indirect (%)	Ownership (%)	Voting Rights	Common Stock	Capital Reserves	Net Income	Owner’s Equity
Budakalász Kábel TV Kft.	2011 Budakalász, Szentendrei út 9.	25.00%		25.00%	25.00%	70	17	0	87
Combridge S.R.L. (1)	Calea Victoriei Nr.155, Bl.D1, Tronson 6, Et. 1, sector 1, 010073 Bucuresti, Romania	100.00%		100.00%	100.00%	1,939	606	223	2,768
Crnogorski Telekom A.D. Podgorica (1)	Moskovska 29, Podgorica 81000, Serbia and Montenegro	76.53%		76.53%	76.53%	39,303	7,195	5,428	51,926
Dataplex Infokommunikációs Infrastrúktúra Szolgáltató és Ingatlanhasznosító Kft.	1087 Budapest, Asztalos Sándor u. 13	100.00%		100.00%	100.00%	1,850	601	449	2,900
EurAccount Pénzügyi és Számviteli Szolgáltató Kft.	1077 Budapest, Kéthly Anna tér 1.	99.00%	1.00%	100.00%	100.00%	450	-58	331	723
HUNSAT Magyar Űrtávközlés Zrt. (2)	1016 Budapest, Krisztina krt. 93-99.	50.00%		50.00%	50.00%	100	23	-15	108
Investel Magyar Távközlési Befektetési Zrt.	1013 Budapest, Krisztina krt. 55.	100.00%		100.00%	100.00%	4,453	1,043	260	5,756
IQSYS Informatikai és Tanácsadó Zrt.	1135 Budapest, Hun u 2.	100.00%		100.00%	100.00%	1,002	2,470	111	3,583
ISH Kft.	1033 Budapest, Huszti út 32.	100.00%		100.00%	100.00%	3	-1	0	2
ISH Informatikai Kft.	1033 Budapest, Huszti út 32.	100.00%		100.00%	100.00%	3	1,886	516	2,405
KFKI Rendszerintegrációs Zrt.	1135 Budapest, Hun u 2.	100.00%		100.00%	100.00%	2,001	2,696	2,619	7,316
KIBU Innováció Műszaki Kutató Fejlesztő Szolgáltató Nonprofit Kft.	1092 Budapest, Ráday u. 30.	99.20%	0.80%	100.00%	100.00%	40	-4	15	51
Mindentudás Egyeteme Tudományos Kht.	1105 Budapest, Zágrábi út 1-3.	60.00%		60.00%	60.00%	5	9	3	17
Novatel E.O.O.D. (1)	1680 Sofia, Bulgaria blvd 98, bulding Astra, entrance D, fl. 3, office 5G	100.00%		100.00%	100.00%	740	353	160	1,253
Novatel UKRAINE L.L.C. (1)	Pymonenka Str. 13, building 7, office 7B/36, - Kiew, 04050 Ukraine	99.94%	0.06%	100.00%	100.00%	44	-208	31	-132
Modultechnika Kft.	8400 Ajka, Sport u. 1.	100.00%		100.00%	100.00%	1	123	-3	121
Origo Média és Kommunikációs Szolgáltató Zrt.	1117 Budapest, Gábor Dénes u. 2.	100.00%		100.00%	100.00%	300	2,911	-1,217	1,994
Pro-M Professzionális Mobilrádió Zrt.	1107 Budapest, Száva u. 3-5.	100.00%		100.00%	100.00%	5,200	3,032	-463	7,769
Stonbridge A.D. (1), (2)	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	96,057	13,447	16,900	126,404
TELE-DATA Távközlési Adatfeldolgozó és Hirdetésszervező Kft.	2040 Budaörs, Baross u. 89.	50.98%		50.98%	50.98%	39	39	5	83
Telekom New Média Zrt.	1222 Budapest Nagytétényi út 29.	100.00%		100.00%	100.00%	1,670	850	196	2,715
Telemacedonia A.D. Skopje (1)	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	3	313	8	324
ViDaNet Kábeltelevíziós Szolgáltató Zrt.	9024 Győr, Orgona u. 10.	67.50%	22.50%	90.00%	50.00%	2,000	2,895	144	5,039
Axelero Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	-2.8	0.8	2
Matáv Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	0.5	0.7	0.8	2
T-Kábel Magyarország Kft. (on its company name before December 2, 2009: MatávkábelTV Kft.) (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	0.5	0.7	0.8	2

Data of indirect owned companies which are not in the investments balance sheet caption of Magyar Telekom Plc. (1)

CompArgo Kft.	1023 Budapest, Zsigmond tér 13.	80.00%	80.00%	80.00%	3	55	15	73
Makedonski Telekom A.D. - Skopje (1)	1000 Skopje, Orce Nikolov bb.	56.67%	56.67%	56.67%	43,436	27,923	25,995	97,353
T-Mobile Macedonia A.D. (1)	1000 Skopje, Orce Nikolov bb.	56.67%	56.67%	56.67%	10,625	6,486	18,502	35,614

All data in the table related to the capital is the last known figures by Magyar Telekom Plc. and not yet audited.

The indicated voting rights define unambiguously the significant (more than 25%), the majority (more than 50%) and the direct control (more than 75%) according to the Companies Act.

(1) The common stock figures of foreign subsidiaries and indirect owned companies are based on IFRS reports were revalued using foreign exchange rates as of December 31, 2009.

(2) Under liquidation.

(3) Book values of investmens are lower than HUF 1 million so they are not disclosed in Note 7.

Appendix 4	Magyar Telekom Plc. 2010

Impairment

(in HUF millions)

	For Financial Investments			For Current Assets
Description	Investments	Loans granted	Securities	Inventories	Receivables (1)	Securities
Opening balance	557	0	0	3,722	14,626	0

Increase	2,407	0	0	296	10,207	0

Decrease/Cancellation	349	0	0	0	5,100	0

Increase due to merger	0	0	0	0	0	0

Closing balance	2,615	0	0	4,018	19,733	0

(1) Contains the impairment of receivables, loans to related parties and other receivables.

Appendix 5	Magyar Telekom Plc. 2010

Off-balance Sheet Liabilities

	Total	2011	2012	2013	2014	2015	2016
Rental contracts	36 211	7 450	6 283	5 027	4 435	3 472	9 544
Rental contracts with related parties	470	470	0	0	0	0	0
Guarantee obligation	7 371	6 964	119	127	3	129	29
Commitment for capital expenditure and other developments	4 364	3 299	1 065	0	0	0	0
Commitment for capital expenditure with related parties	233	130	103	0	0	0	0
Environmental protection, restoration and other obligations	360	60	60	60	60	60	60
Commitments to acquisitions	1 510	1 510	0	0	0	0	0

Forward and swap deals

Opened forward F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2010. (1)

ID	Date	Off-balance sheet liability (HUF millions)	Off-balance sheet receivable	F/X	Value Date	Exchange rate	Fair value (Profit+ / Loss-) (HUF million)
804 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	09.30.2010.	-2,131	7,500,000	EUR	07.11.2011.	284.13	-23
855 BNP PARIBAS Magyarországi Fióktelepe / Roosevelt tér 7-8. / 1051 Budapest	12.30.2010.	-2,165	7,500,000	EUR	10.11.2011.	288.69	-7
757 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-2,078	7,000,000	EUR	03.07.2011.	296.88	37
820 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	10.28.2010.	-2,130	7,500,000	EUR	10.11.2011.	284.05	42
646 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	03.01.2010.	-2,099	7,500,000	EUR	01.13.2011.	279.93	12
759 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-2,982	10,000,000	EUR	05.09.2011.	298.18	-97
761 Citibank Europe plc. Magyarországi Fiókt / Szabadság tér 7 / 1051 Budapest	07.20.2010.	-2,242	7,500,000	EUR	06.06.2011.	298.88	-83
763 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-2,247	7,500,000	EUR	07.11.2011.	299.59	-113
779 Deutsche Telekom AG / / D-53113 Bonn	08.24.2010.	-1,766	6,000,000	EUR	07.11.2011.	294.26	-156
656 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	03.30.2010.	-2,055	7,500,000	EUR	01.13.2011.	273.98	-115
781 Deutsche Telekom AG / / D-53113 Bonn	08.24.2010.	-442	1,500,000	EUR	07.11.2011.	294.90	-111
675 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	04.30.2010.	-2,069	7,500,000	EUR	04.11.2011.	275.85	-58
712 BNP PARIBAS Magyarországi Fióktelepe / Roosevelt tér 7-8. / 1051 Budapest	05.28.2010.	-2,099	7,500,000	EUR	04.11.2011.	279.90	-16
828 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	11.18.2010.	-2,132	7,500,000	EUR	10.11.2011.	284.30	2
853 Deutsche Telekom AG / / D-53113 Bonn	12.27.2010.	-836	3,000,000	EUR	01.03.2011.	278.55	19
731 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	06.29.2010.	-2,210	7,500,000	EUR	04.11.2011.	294.62	1
755 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-1,482	5,000,000	EUR	02.07.2011.	296.47	-11
631 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	01.25.2010.	-2,115	7,500,000	EUR	01.13.2011.	282.03	-13
845 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	12.16.2010.	-415	2,000,000	USD	01.10.2011.	207.49	21
854 Deutsche Telekom AG / / D-53113 Bonn	12.27.2010.	-700	3,300,000	USD	01.03.2011.	212.05	3
			122,500,000	Total EUR
			5,300,000	Totel USD
	Total	-36,395					-666

Opened swap F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2010. (1)

ID	Date	Off-balance sheet liability (HUF million)	Off-balance sheet receivable	F/X	Value date	Exchange rate	Fair value (Profit+ / Loss-) (HUF million)
2008-as SWAP	05.21.2009.	-1,005	4,133,333	EUR	05.23.2011.	243.10	166
DTAG_20090626_30 mrd	06.25.2009.	-30,000	107,066,533	EUR	01.19.2015.	280.20	-1,685
DTAG_20090626_5mrd	07.01.2009.	-5,000	18,470,632	EUR	01.19.2015.	270.70	-105
DTAG_20090626_9,6 mrd	07.02.2009.	-9,594	35,661,451	EUR	01.19.2015.	269.05	-107
DTAG_20091007_5 mrd_59592	09.15.2009.	-5,000	18,368,847	EUR	06.02.2015.	272.20	222
DTAG_20091007_5 mrd_52619	09.15.2009.	-5,000	18,382,353	EUR	06.02.2014.	272.00	226
DTAG_20091007_5 mrd_52629	09.16.2009.	-5,000	18,511,662	EUR	06.02.2014.	270.10	270
DTAG_20091007_5 mrd_52637	09.16.2009.	-5,335	19,737,138	EUR	06.02.2014.	270.30	284
2010-es K&H swap	06.30.2010.	-7,175	25,000,000	EUR	07.01.2013.	287.00	-151
			265,331,949	Total EUR
	Total	-73,109					-880

(1) Profit or loss was not recored related to these deals in the current year.

Business Report of Magyar Telekom Plc.

for 2010

Introduction

This Business Report covers the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2010, the share capital of Magyar Telekom Plc. (the “Company”) was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,436,759	59.21
Publicly traded	424,914,922	40.75
Treasury shares	390,862	0.04
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The acquisition and transfer of the dematerialized share shall only be effected through crediting or debiting the securities account. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or Interim Share Certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the Shareholders’ Register. If any request regarding the registration at the registrar is justified by the appropriate documents, and the Company shall, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision. Those shareholders who wish so, shall not be registered in the Shareholders’ Register in addition to those who obtained the shares in violation of laws or Articles regarding the transfer of shares. The registrar, except in case set forth in Articles of Association section 2.4. (b) and (c), shall not refuse prompt registry and shall promptly delete such shareholder who wishes so. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2010, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. Ferri Abolhassan	Member of the Executive Board, T-Systems, Deutsche Telekom AG	2010
Dr. István Földesi	International business consultant	2003
Dietmar Frings	Vice President Human Resources Compensation and Benefits and Labor Law, Deutsche Telekom AG	2010

Dr. Mihály Gálik	Professor of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Dr. Klaus Nitschke	Senior Vice President, EU Strategy & Area Management, Magyar Telekom Group, TM-Netherlands, JV-UK, Deutsche Telekom AG	2010
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Deutsche Telekom AG, Finance Europe, Financial Director Europe	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2010, the members of the Management Committee were as follows:

Name	Current position	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Attila Keszég	Chief Sales and Services Officer	2010
István Király	Chief Marketing Officer	2010
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology Officer	2007
Balázs Máthé	Chief Legal and Corporate Affairs Officer	2010
Róbert Pataki	Chief Strategic and Corporate Development Officer	2009
Tibor Rékási	Chief Operating Officer, Business Services Business Unit on an interim basis	2010
Éva Somorjai	Chief Human Resources Officer	2007

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Worker’s Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2010, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since

Dr. János Bitó	Chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty	2010
Attila Bujdosó	President of the Telecommunications Trade Union	2010
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Tamás Lichnovszky	Senior expert, Magyar Telekom Plc.	2010
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Dr. Károly Salamon	Chairman - Chief Executive Officer of MKB General Insurance Zrt. and MKB Life Insurance Zrt.	2010
Zsoltné Varga	Quality Manager, Magyar Telekom Plc.	2008
György Varju	Chairman of the Central Workers’ Council	2005

The members’ mandate lasts until May 31, 2013.

Compensation of Directors, Officers and Employees

For the year ended December 31, 2010, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13.1 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 48.3 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 998 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market as well as the Companies Act. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom Plc. approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website:

http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected by the General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in Sections 6.2 (b) and (s) as well as 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•             Implementing the HR concept, the HR area contributes significantly to the achievement of the Group level financial targets, through the optimization of personnel expenditure.

•             We shall bring about a performance based company culture, for which we shall improve our performance management system.

•             In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•             We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•             We intend to turn Magyar Telekom into a more attractive place of work, for which we have restructured our trainee program.

•             We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Company’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Research and development

In 2009, Magyar Telekom strengthened the strategic alignment of its innovation processes by combining the Corporate Business Development and Group Strategy Departments into one organization under the leadership of the Chief Strategy and Corporate Development Officer. One of the key responsibilities of this business unit was to coordinate all R&D-related activities within the whole company. The research and development process is governed by a cross-functional R&D Committee (“the Committee”), which has the mandate and the exclusive right to coordinate every innovation research project originated from the business units. Each business unit is represented on the Committee by relevant decision-makers. Furthermore, the Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom and without overlapping of scopes.

The Committee convenes regularly in order to discuss and decide on the approval of individual R&D proposals, initiated and executed within a project framework by the respective business units. During 2010, the Committee reviewed 94 proposals, out of which 73 have been approved, accounting for a total investment of HUF 737 million (including HUF 679 million operating expenses and HUF 58 million employee-related expenses).

Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 22 percent are owned by the Company, 40 percent jointly owned and 38 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have 3,435 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2010 was approximately 621,000 m2. The majority of sites used in our operations are smaller than 100 m2. Approximately 39 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

Environment protection

The Management Committee of Magyar Telekom Plc. adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom Plc.’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom Plc. is primarily exposed to credit risks related to its financial assets. In addition, the Company is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom Plc. only hedges the risks that affect its cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom (“DT”) or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2009 and 2010 Magyar Telekom fulfilled both criteria. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange rate (“FX”) risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Company is exposed to foreign exchange (“FX”) risk in case of FX denominated financial instruments to a higher degree than before. In order to mitigate this risk, Magyar Telekom Plc. minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities.

In order to reduce the above exposure, Magyar Telekom Plc.occasionally enters into derivative contracts.

(b)           Interest rate risk

Magyar Telekom Plc. is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

(c)           Other price risk

As of December 31, 2010, Magyar Telekom Plc. did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Company’s risk management policy Magyar Telekom Plc. deposits the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom Plc. prefers to deposit in banks which grants loans for Magyar Telekom Plc. to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom Plc. places its cash with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom Plc., therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographic areas and industries.

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Plc.’s budgeted financing needs until the end of June 2012.

4. Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Company. This can be achieved primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of Deutsche Telekom in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly. All of our business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•             Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•             We are subject to more intense competition due to the liberalization of the telecommunications sector;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

•             We are subject to unpredictable changes in Hungarian tax regulations: in October 2010, the Hungarian Parliament imposed special “crisis” taxes on the telecommunications, energy and retail sector. The taxes were introduced with a retrospective effect for the fiscal year 2010. The related tax law includes crises taxes in effect until the end of 2012. According to the government, these taxes will be transformed from 2013. The total crisis tax paid by the Company in 2010 amounted to HUF 28 bn and its EBITDA impact was HUF 27 bn. The uncertain and unforeseeable tax legislation in Hungary had, and in the future may continue to have a considerable impact on our operations.

Analysis of results

Magyar Telekom Plc. is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services.

Revenues.  Our sales revenues decreased from HUF 475,269 million in 2009 to HUF 458,745 million in 2010 mainly driven by lower mobile and fixed line traffic revenues. Lower mobile revenues resulted primarily from significant retail and wholesale tariff erosion. The decrease in fixed line traffic revenues was mainly related to the continuous decline in the number of revenue producing fixed lines and lower traffic due to economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. These decreases were partially offset by higher revenues from TV services in line with enlarged satellite TV and IPTV customer base.

Other revenues declined by 21.0 percent in 2010 as compared to 2009 influenced mainly by significantly lower reversal of provision due to decreased early retirement pension and severance payment provisions, drop in the customer loyalty program reversal and declined EKG provision reversal. This decrease was slightly offset by increase in the received amounts of overdue and impaired receivables

Expenses.  Material-type expenses decreased from HUF 246,007 million in 2009 to HUF 231,139 million in 2010 primarily due to the decrease in costs of services reflecting lower consultancy fees in relation to the ongoing investigations, drop in expenses of rented workforce and operator activities owing to the effect of insourcing as well as decreased payments to international network operators due to decreased traffic and lower average settlement fees.

Payroll and related expenses decreased by 11.0 percent, mainly attributable to the 5.9 percent lower headcount number. Drop in severance-related expenses and the reduction in benefits given to employees also contributed to the decline.

Depreciation and amortization remained broadly stable and amounted to 82,647 in 2010 as higher gross asset base (mainly satellite TV and IPTV) and higher amount of scrapping was mostly counterbalanced by the effect of modified treatment of assets transferred related to the EKG project.

Other expenses increased by 49.6 percent to HUF 60,700 million, predominantly due to the HUF 26,174 million crisis tax for 2010. This increase was partly mitigated by lower provisions, as HUF 3,544 million provisions were recognized for early retirement, exemption salaries, severance and related social security in 2010 compared to HUF 7,300 million in 2009.

Financial results.  Financial results increased from HUF 4,569 million in 2009 to HUF 13,871 million in

2010. The increase mainly resulted from higher dividend received from related parties as well as lower interest paid to Deutsche Telekom.

Magyar Telekom established its current management structure based on customer segmentation which requires different technology and marketing strategies, and support functions. Our operating segments are: Consumer Services Business Unit (“CBU”), Business Services Business Unit (“BBU”), Group Headquarters and Shared services (“Headquarters”) and Technology Business Unit (“Technology”).

The Consumer Services Business Unit (“CBU”) provides mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (“BBU”) provides mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”).

The Group Headquarters (“Headquarters”) is responsible for the wholesale mobile and fixed line services, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions.

The Technology Business Unit (“Technology”) is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management.

The following table sets forth information regarding the key operating fixed line statistical figures relating to the major services provided by CBU:

	At December 31,
	2009	2010
Voice services
Total PSTN lines	1,591,184	1,417,193
Payphone	14,788	11,897
Total PSTN outgoing traffic (thousand minutes)	3,005,821	2,641,463
Blended average monthly Minutes of Use (“MOU”) per subscriber (outgoing) (1)	159	160
Blended Average monthly Revenue per Access (“ARPA”) (HUF) (1)	3,630	3,427

Data products
Retail DSL market share (estimated) (%) (2)	58	63
Cable broadband market share (estimated) (%) (2)	19	20

Number of retail DSL customers	435,558	462,566
Number of cable broadband customers	124,684	142,750
Number of fiber optic connections	7,247	19,109
Total retail broadband customers	567,489	624,425

Blended broadband ARPU (HUF) (1)	4,427	3,944

TV services
Number of cable TV customers	312,068	277,914
Number of satellite TV customers	156,142	254,188
Number of IPTV customers	67,430	124,374
Total TV customers	535,640	656,476

Blended TV ARPU (HUF) (1)	3,280	2,949

(1)              Includes also the data of Magyar Telekom Plc.’s subsidiaries within CBU

(2)              Data relates to Magyar Telekom Plc., not only to CBU.

The following table sets forth information regarding the key operating mobile statistical figures of CBU:

	At December 31,
	2009	2010
Mobile penetration (%)(1)	117.7	120.2
Mobile SIM market share (%)(1)	43.4	43.4
Number of customers	4,343,672	4,416,312
Postpaid share in the customer base (%)	35.2	39.0
Average MOU per subscriber	126	138

ARPU (HUF)	3,164	3,239
Postpaid	6,454	5,956
Prepaid	1,670	1,635

Overall churn rate (%)	27.5	21.0
Postpaid (%)	15.1	15.9
Prepaid (%)	33.1	24.0

Ratio of non-voice revenues in ARPU (%)	16.7	18.6
Average acquisition cost per gross add (HUF)	7,680	6,570
Number of mobile broadband subscriptions	326,384	488,867
Mobile broadband market share (%)(1)	45.9	47.8
Population-based indoor 3G coverage (1)	65.4	65.4

(1)     Data relates to Magyar Telekom Plc., not only to CBU

The following table sets forth information regarding the key operating fixed line statistical figures for the major services provided by BBU:

	At December 31,
	2009	2010
Voice services
Business	100,172	86,439
Managed leased lines (Flex-Com connections)	4,745	3,454
ISDN channels	270,466	236,706
Total	375,383	326,599

Total outgoing traffic (thousand minutes)	656,372	557,319
MOU (outgoing)	178	176
ARPU (HUF)	5,162	4,880

Data products
Number of leased line Internet subscribers	558	564

Number of retail DSL customers	32,358	30,192
Number of wholesale DSL access	161,270	130,965
Number of total DSL	193,628	161,157

Retail DSL ARPU (HUF)	12,712	10,485

The following table sets forth information regarding the key operating mobile statistical figures of BBU:

	At December 31,
	2009	2010
Number of customers	775,912	792,106
Overall churn rate (%)	8.0	8.2
MOU	336	340
ARPU (HUF)	6,458	5,926
Number of mobile broadband subscriptions	102,161	135,583
Ratio of non-voice revenues in ARPU (%)	23.6	26.3
Average subscriber acquisition cost per gross add (HUF)	8,280	6,030

Strategy

In order to continue our transformation to become a cost efficient integrated service company in an extended market of telecommunications and connected industries, we have set our strategic priorities as follows:

1.              Slow down voice churn

•                  To retain customers of the highest margin segments

•                  To secure the biggest profit pool for the future investments

2.              Reach competitive cost structure

•                  To reach competitive cost base

•                  Improve ROCE, OPEX to sales and Capex to EBITDA ratio

3.              Secure market leader position in broadband

•                  To secure broadband access leadership as basis for all future services

•                  To stabilize revenue market share and increase share of high margin revenues

4.              Achieve market leader position on the TV market

•                  To increase TV customer volumes as means to retain high-margin voice and broadband customers

•                  To increase number of services per customer

5.              Stabilize revenues

•                  To transform our topline magnitude into a sustainable mix

•                  To reverse declining trend, thus easing pressure on cost side

•                  To further monetize infrastructure with high-margin revenues

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. As the world economy shows signs of recovery, we also see some indications of improvement regarding the over-all economic trends in Hungary, however the recovery is slow and not convincing. After the one percent GDP increase in 2010, the analyst consent and government forecasts shows above three percent growth for 2011. The unemployment rate remains very high, above ten percent, and the volatility of the Hungarian currency is expected to continue. The financing of the Hungarian budget deficit is not in jeopardy because of emergency taxes on several industries (e.g., banking, telecommunications, retail), despite the negotiations to renew loan resources from international financial institutions, International Monetary Fund (“IMF”) and European Central Bank (“ECB”) suspended in the summer of 2010.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.0 percent to the GDP in 2011. The most negative measure to our business is the 6.5 percent emergency tax, levied on telecommunications revenues. The business market was also hit by the heavy spending cuts in every governmental sector. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Tax rates for the small and medium size companies were also lowered. Despite the mostly restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows from the operations but the emergency tax will impact the dividend policy.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCable providers. Mobile substitution is still the main driver of the churn and we expect strong negative mobile price premium in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2011 and in the years after, having additional negative impact on our fixed line revenue stream.

We aim to move further toward content and media business to support traditional access services, build new revenue streams and exploit new revenue sources. As the market focus is shifting to multiplay approach, we are combining our product portfolio in order to provide all services for every customer demand on every platforms. In the second half of 2010, we presented the first 4Play offer in the Hungarian market with a great success.

In the saturated fixed line market TV remains the key driver. Building on our large variety of platforms (cable, IP, DVB-S), we are targeting to reach those customers who have less than three types from our services. In 2010, we significantly increased Revenue Producing Customers (“RPC”) above the market, as a result, we gained additional market share. We are targeting the dynamic growth to be continued in 2011, however margins are under pressure due to heavy competition. To strengthen our position in the TV market we are building on our two channels (weather, lifestyle), and we are committed to add more channels, however, market conditions currently are not favorable.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

Fixed line interconnection tariffs are expected to be reduced by ten percent in 2011, and by an additional ten percent in December 2012 (with the extension to VoIP and VoCable). Fixed-to-mobile and mobile-to-mobile termination tariffs as well as mobile termination fees are expected to be further reduced.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the company’s profitability both on fixed line segment and Magyar Telekom Group level.

In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase. Fast growth of mobile broadband is expected on the new 3G technology. T-Home services included in T-Mobile bundled offers were launched during 2010. Data market (e.g., IP-VPN, DLL, Metro Ethernet) is expected to decrease due to unfavorable market conditions.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. We will continue our group-wide efficiency project Save for Service (“S4S”). This multi-year project yielded substantial savings already in 2010, and will be continued in the coming years. The target for 2011 is to overview the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

We have reached an agreement with trade unions on wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2011. The key elements of the agreement are the following: reduction of headcount by 300 employees above executive termination and retirement and 4 percent wage increase from July 2011 (2 percent for higher paid employees). These measures will reduce our Total Workforce Management (“TWM”) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2011, impacting us negatively.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments (e.g., energy sector) will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2011 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just he replacement of the outdated billing systems but to bring a new approach to the entire customer management process by integrating fixed and mobile portfolios.

In 2010, we aimed at and succeeded in achieving the total level of investments in tangible and intangible assets to be lower than in 2009, despite the volatility of the volatility of the Hungarian currency during the year.

Subsequent events between the end of the year and the release of the report

On March 1, 2011 the Hungarian Government announced that as part of its long-term effort to reduce the Hungarian budget deficit it intends to amend existing law that provides for a reduction in corporate tax rates from the current 19% to 10% starting in 2013. When the law reducing future corporate tax rates was enacted in 2010, the Group recalculated its deferred tax balances, resulting in the reversal of net deferred tax liabilities of HUF 14.5 billion in the 2010 income statement of comprehensive income. The recent announcement of the intended cancellation of the scheduled reduction of the tax rate from 2013 is expected to cause the recognition of a substantially higher amount of net deferred tax liabilities in 2011 and result in a negative impact on deferred tax expense in 2011 equivalent in magnitude to the positive impact on net deferred tax expense in 2010.

Budapest, April 12, 2011.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Declaration

We the undersigned declare that

•                  the attached condensed set of financial statements which have been prepared in accordance with the applicable set of accounting standards and to the best of our knowledge, gives a true and fair view of the assets, liabilities, financial position and profit or loss of Magyar Telekom Plc., and

•                  the management report gives a fair view of the position, development and performance of Magyar Telekom Plc., together with a description of the principal risks and uncertainties of its business.

Budapest, April 12, 2011

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 20, 2011